 AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 2000



                                                      REGISTRATION NO. 333-44976

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              INTELLON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              FLORIDA                                3674                              59-2744155
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                       5100 WEST SILVER SPRINGS BOULEVARD
                              OCALA, FLORIDA 34482
                                 (352) 237-7416
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               HORST G. SANDFORT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              INTELLON CORPORATION
                       5100 WEST SILVER SPRINGS BOULEVARD
                              OCALA, FLORIDA 34482
                                 (352) 237-7416
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

                  PETER W. ROTHBERG                                     ROBERT EVANS III
                  WILLIAM W. BARKER                                       ERIN E. ZYKO
                  NIXON PEABODY LLP                                    SHEARMAN & STERLING
                 437 MADISON AVENUE                                   599 LEXINGTON AVENUE
              NEW YORK, NEW YORK 10022                              NEW YORK, NEW YORK 10022
              TELEPHONE: (212) 940-3100                             TELEPHONE: (212) 848-4000
              FACSIMILE: (212) 940-3111                             FACSIMILE: (212) 848-7179
                WWW.NIXONPEABODY.COM                                    WWW.SHEARMAN.COM

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                 TITLE OF EACH CLASS OF                     PROPOSED MAXIMUM AGGREGATE                AMOUNT OF
              SECURITIES TO BE REGISTERED                        OFFERING PRICE(1)                REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value...........................            $86,250,000                        $22,770
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) under the Securities Act solely for the purpose of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED OCTOBER 10, 2000


PROSPECTUS


                                6,250,000 SHARES


                                [INTELLON LOGO]

                                  COMMON STOCK

                             ----------------------

     This is Intellon Corporation's initial public offering.


     We expect the public offering price to be between $11.00 and $13.00 per share. Currently, no public market exists for the shares. We have applied for quotation of the shares on the Nasdaq National Market under the symbol "ILON."


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                             ----------------------

                                                             PER SHARE     TOTAL
                                                             ---------     -----
Public offering price......................................   $           $
Underwriting discount......................................   $           $
Proceeds, before expenses, to Intellon.....................   $           $


     The underwriters may also purchase up to an additional 937,500 shares from Intellon at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about             , 2000.

                             ----------------------

MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                                                       WIT SOUNDVIEW
                             ----------------------

             The date of this prospectus is                , 2000.

                            [INSIDE FRONT COVER PAGE
                           GRAPHICS TO BE DETERMINED]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   12
Use of Proceeds.............................................   13
Dividend Policy.............................................   13
Capitalization..............................................   14
Dilution....................................................   15
Selected Financial Information..............................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   25
Management..................................................   38
Certain Transactions........................................   44
Principal Shareholders......................................   45
Description of Capital Stock................................   47
Shares Eligible for Future Sale.............................   50
Underwriting................................................   51
Legal Matters...............................................   55
Experts.....................................................   55
Where You Can Find Additional Information...................   55
Index to Financial Statements...............................  F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

     Intellon(R), PowerPacket(TM) and Spread Spectrum Carrier(TM) are trademarks of Intellon Corporation.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the financial statements and related notes, before making an investment decision.

                              INTELLON CORPORATION


     We design, develop and market digital, analog and mixed-signal integrated circuits that enable communications over existing powerline infrastructure. After analyzing and characterizing the powerline as a communications media for nearly a decade, we initially employed our expertise to develop Spread Spectrum Carrier, or SSC, products for home control and transportation applications. Subsequently, we applied our core technology, which we refer to as PowerPacket, to develop integrated circuits for the home connectivity market.



     The growth in Internet content and services, coupled with the rapid deployment of broadband delivery services, is driving increased Internet usage among consumers. In addition, consumers now access the Internet through a multitude of new types of consumer electronics such as digital audio players, personal video recorders, gaming consoles, video distribution systems, set-top boxes, Internet appliances and personal digital assistants. These trends are driving the emergence of the digital home, throughout which broadband content is distributed to enable a broad range of new entertainment, communications, productivity enhancement and control applications. However, despite expanded broadband delivery to the home, a medium for the high-performance, cost-effective distribution of broadband content within the home has not been available until now.



     We believe the powerline represents the most attractive opportunity for a home connectivity solution. Every electric or electronic device, as well as every communication service connection to the home, needs electric power to operate. Because the powerline is the most ubiquitous wired network in the home, consumers can avoid the expense and inconvenience of installing new wiring. Consumers can achieve reliable, secure communications simply by plugging devices into electrical outlets. As a result, industry-leading original equipment manufacturers, or OEMs, technology suppliers and retailers have embraced powerline technology as a viable connectivity solution. The HomePlug Powerline Alliance, or HomePlug, is an independent trade association formed to promote powerline home connectivity and drive the creation of industry standard. A uniform industry standard enables multiple companies to manufacture components and products that are compatible with each other based on standard specifications.



     Our PowerPacket integrated circuits enable high-speed communications over the home powerline. We are a leader in powerline connectivity technology based on our selection by HomePlug as its 1.0 standard specification and based on our development of proprietary mathematical models and signal processing algorithms that enhance orthogonal frequency division multiplexing technology for use on the powerline. Our PowerPacket integrated circuits currently support data transmission rates of up to 14 megabits per second, which is sufficient to accommodate high-bandwidth communications of voice, video, audio and data. Due to our substantial digital, analog and mixed-signal design expertise and use of complementary metal oxide semiconductor, or CMOS, manufacturing process technology, we integrate many highly complex system functions, which makes our PowerPacket integrated circuits cost-effective. Additionally, we provide customers with complete solutions that include hardware, software and applications support, thereby facilitating system integration and reducing our customers' time to market and our customers' development costs.



     In June 2000, following an extensive evaluation of proposals from leading technology suppliers, HomePlug selected our PowerPacket technology as the baseline for its 1.0 standard specification. As a result, we believe our PowerPacket technology is well-positioned to become the industry standard for home connectivity over the powerline. To date, some of our prominent customers include industry-leading OEMs, including Fujitsu, Motorola, NETGEAR, Philips, Phonex Broadband, Sanyo, S3/Diamond Multimedia, and 3Com.

     Our objective is to be the leading provider of advanced communications integrated circuits and technology for home connectivity without the installation of new wires. Our strategies for achieving this objective include:

     - Focusing on high-growth home connectivity applications;

     - Broadening relationships with market-leading OEMs;

     - Maintaining and expanding our technology leadership;

     - Leveraging our core technology to improve existing applications and create new applications;

     - Facilitating broad OEM and consumer adoption of the Intellon home connectivity solution; and

     - Expanding into new markets and wireless.


     We were incorporated in 1986 as Aero Technologies, Inc. and changed our name to Intellon in 1989 when we refocused our business on integrated circuits. From 1989 to 1998, we were a development stage company and generated most of our revenue from sales of our SSC products. During 1998 and 1999, while continuing to sell our SSC products, we initiated a number of development and licensing activities that accounted for a large portion of our total revenue. We expect to begin volume shipments of our PowerPacket integrated circuits in the second quarter of 2001. Although we intend to actively continue selling our SSC products, we expect the percentage of total sales from SSC products to decline as sales of PowerPacket products increase. Going forward, we expect that sales of our PowerPacket integrated circuits will generate a substantial portion of our revenue.


     Our principal executive offices are located at 5100 West Silver Springs Boulevard, Ocala, Florida 34482, and our telephone number is (352) 237-7416.

                                  THE OFFERING


Common stock offered by Intellon........     6,250,000 shares



Common stock to be outstanding after
this offering...........................     34,323,203 shares


Use of proceeds.........................     To pay accrued dividends owed to
                                             preferred shareholders and for
                                             general corporate purposes,
                                             principally working capital and
                                             capital expenditures. See "Use of
                                             Proceeds."

Risk factors............................     See "Risk Factors" and other
                                             information included in this
                                             prospectus for a discussion of
                                             factors you should carefully
                                             consider before deciding to invest
                                             in shares of our common stock.

Proposed Nasdaq National Market
symbol..................................     ILON


     The number of shares of common stock outstanding after this offering referred to above is based on 28,073,203 shares outstanding as of June 30, 2000, and gives effect to the issuance of 700,000 shares of preferred stock to S3/Diamond Multimedia in July 2000 upon the exercise of a warrant outstanding at June 30, 2000 and the issuance of 1,375,000 shares of preferred stock to Motorola in August 2000. The information in this prospectus does not assume the issuance of a total of 7,293,692 shares of common stock upon the exercise of all options and warrants outstanding as of June 30, 2000, at a weighted average exercise price of $2.56 per share, including a warrant to purchase 500,000 shares of common stock issued to Motorola in August 2000.

                            ------------------------

     Unless otherwise indicated, all pro forma information in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option;

     - conversion of all outstanding preferred stock into 23,007,626 shares of common stock at closing of this offering; and

     - conversion of all outstanding warrants to acquire 248,147 shares of preferred stock into warrants to acquire 248,147 shares of common stock at closing of this offering.

                             SUMMARY FINANCIAL DATA

     The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1997, 1998 and 1999 were derived from audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1995 and 1996 were derived from audited financial statements not included elsewhere in this prospectus. The statements of operations data for the six month periods ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 were derived from unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements were prepared by our management on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in management's opinion, include adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in accordance with accounting principles generally accepted in the United States. Historical results are not necessarily indicative of results that may be expected for any future period.


                                                                                    SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                    JUNE 30,
                                 ------------------------------------------------   -----------------
                                  1995      1996      1997      1998       1999      1999      2000
                                 -------   -------   -------   -------   --------   ------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue:
  Product......................  $ 1,087   $ 1,750   $ 1,316   $ 1,248   $    756   $  360   $    255
  Development and licensing....      157       234       237     3,567      5,971    3,668      2,863
                                 -------   -------   -------   -------   --------   ------   --------
     Total revenue.............    1,244     1,984     1,553     4,815      6,727    4,028      3,118
Gross profit...................      105       865       866     3,205      6,353    3,781      2,988
Loss from operations...........   (3,856)   (5,052)   (5,926)   (3,655)    (3,174)    (421)    (3,431)
Net loss.......................   (3,831)   (4,569)   (5,492)   (3,453)    (3,029)    (362)    (3,275)
Net loss attributable to common
  shareholders.................   (4,829)   (7,212)   (8,567)   (6,528)    (6,121)  (1,899)    (5,165)
Basic and diluted net loss per
  common share.................  $ (1.05)  $ (1.57)  $ (1.85)  $ (1.41)  $  (1.31)  $(0.41)  $  (1.08)
Basic and diluted weighted
  average common shares
  outstanding..................    4,601     4,605     4,625     4,633      4,682    4,679      4,782
Pro forma basic and diluted net
  loss per common share........                                          $  (0.26)           $  (0.21)
Pro forma basic and diluted
  weighted average common
  shares outstanding...........                                            23,193              25,181



                                                                        JUNE 30, 2000
                                                             ------------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                             --------    ---------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $  6,074     $15,399       $69,718
Working capital............................................     5,463      14,788        69,107
Total assets...............................................     8,655      17,980        72,299
Redeemable convertible preferred stock excluding
  dividends................................................    36,320          --            --
Total shareholders' equity (deficit).......................   (43,053)      2,592        70,930

                                  RISK FACTORS


     You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline and you could lose all or part of your investment.


OUR LIMITED OPERATING HISTORY SELLING PRODUCTS TO THE HOME CONNECTIVITY MARKET MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND FUTURE PROSPECTS.


     Historically, we derived most of our revenue from development and licensing activities and sales of Spread Spectrum Carrier, or SSC, products, not from sales of PowerPacket products. Our total revenue in 1997, 1998, 1999 and for the six months ended June 30, 2000 were $1.6 million, $4.8 million, $6.7 million and $3.1 million. Of this revenue, 84.7%, 25.9%, 11.2% and 8.2% was attributed to sales of SSC products and 15.3%, 74.1%, 88.8% and 91.8% was attributed to development and licensing activities. Going forward, we expect sales of our PowerPacket products to generate a substantial portion of our sales. However, because we have not yet begun volume shipments of our PowerPacket products, it is difficult to evaluate our future prospects. You should evaluate us as a new business enterprise in this regard. You must also consider our prospects in light of the risks and difficulties we will encounter competing in a new and rapidly evolving market. We may not successfully address any or all of these risks.


WE HAVE A HISTORY OF LOSSES, AND WE EXPECT TO SUSTAIN LOSSES FOR THE FORESEEABLE FUTURE, WHICH MAY CAUSE OUR STOCK PRICE TO BE VOLATILE.

     We have not reported an operating profit for any year since our incorporation. We have experienced losses from operations of $5.9 million, $3.7 million, $3.2 million and $3.4 million in 1997, 1998, 1999 and for the six months ended June 30, 2000. We cannot assure you that losses will not continue, which may cause our stock price to be volatile.

IF CONSUMER DEMAND FOR HOME CONNECTIVITY DOES NOT INCREASE AS EXPECTED, OUR BUSINESS MAY SUFFER.

     OEM acceptance of our PowerPacket products depends in part on the consumer demand for home connectivity. To the extent that consumer demand for home connectivity does not increase as anticipated, our products may gain acceptance more slowly, or not at all, and our business may suffer. Factors affecting the speed at which the home connectivity market may expand include:

     - the introduction of new content and products that capture consumer interest;

     - the availability and cost of devices that enable home connectivity;

     - OEM success in marketing devices that can be interconnected;

     - the level of interoperability among multiple vendors' devices; and

     - the emergence of a single, predominant industry standard.

IF THE ACCEPTANCE OF POWERLINE HOME CONNECTIVITY DOES NOT OCCUR AS EXPECTED, OUR BUSINESS MAY SUFFER.

     There is no predominant technology in the home connectivity market. It is still unclear whether powerline, coaxial cable, twisted pair cable or wireless will become the predominant medium to deliver home connectivity. Communication products using coaxial cable, twisted pair cable and wireless media are actively supported by a number of companies and trade associations and currently have greater market acceptance than do any products using the powerline. Currently, there is no established market for our PowerPacket products. To the extent that powerline technology for home connectivity does not achieve market acceptance, there will be less demand for our products and our business may suffer.

IF A POWERLINE INDUSTRY STANDARD BASED ON A TECHNOLOGY OTHER THAN POWERPACKET BECOMES PREDOMINANT, OR IF MULTIPLE STANDARDS DEVELOP, OUR BUSINESS MAY SUFFER.


     A uniform industry standard enables multiple companies to manufacture components and products that are compatible with each other based upon standard specifications. Such a standard would foster the growth of the market for PowerPacket products and the powerline connectivity market in general. The need for industry standardization in the powerline home connectivity market has resulted in a number of independent efforts to establish an industry standard such as HomePlug. We are a founding member of HomePlug. Our PowerPacket technology has been selected as the baseline for the HomePlug 1.0 standard specification, which is undergoing a ratification process. Even if HomePlug ratifies PowerPacket as the HomePlug 1.0 standard specification, we cannot assure you that HomePlug's standard will be the predominant standard. To the extent that an effort other than HomePlug's establishes the predominant industry standard for powerline home connectivity that is not based on our technology, or if no standard predominates, our business may suffer.


IF HOMEPLUG FAILS TO RATIFY OUR POWERPACKET TECHNOLOGY AS THE HOMEPLUG 1.0 STANDARD SPECIFICATION OR IF OUR POWERPACKET TECHNOLOGY IS NOT SELECTED AS A FUTURE HOMEPLUG STANDARD SPECIFICATION, OUR BUSINESS MAY SUFFER.


     Selection of PowerPacket as the baseline for the HomePlug 1.0 standard specification does not guarantee that PowerPacket will be ratified as the HomePlug 1.0 standard specification. After being selected as HomePlug's 1.0 standard specification, PowerPacket will be subjected to a series of additional field tests to further validate whether its performance meets the requirements of the HomePlug 1.0 standard specification. This process is referred to as "ratification." If PowerPacket is not ratified, we will not be able to sell our products or license our technology as the HomePlug 1.0 standard specification. Since the selection of PowerPacket as the baseline for the HomePlug 1.0 standard specification is a primary reason why OEMs have chosen to work with us, our business may suffer if HomePlug does not ratify our specification. Even if our PowerPacket technology is ratified as the HomePlug 1.0 standard specification, we cannot assure you that future HomePlug specifications will incorporate our powerline technology to the same extent, or at all. If our technology is not selected as a future HomePlug standard specification, our business may suffer.



IF OUR CUSTOMERS' PRODUCTS INCORPORATING OUR POWERPACKET INTEGRATED CIRCUITS FAIL TO ACHIEVE HOMEPLUG COMPLIANCE, OUR BUSINESS MAY SUFFER.



     To ensure consumer electronics products will operate correctly with one another, our customers' products incorporating PowerPacket integrated circuits must be tested for adherence to the HomePlug 1.0 standard specification. Products passing these tests will be deemed to be "HomePlug compliant." If our customers' products fail to qualify as HomePlug compliant, or if achieving HomePlug compliance takes longer than expected, the sale of these end products may be limited or delayed. This, in turn, may adversely affect our ability to sell PowerPacket integrated circuits, which may cause our business to suffer.


TO THE EXTENT THAT WE ARE UNABLE TO CONVERT DESIGN WINS INTO VOLUME SALES OF OUR PRODUCTS, OUR BUSINESS MAY SUFFER.


     We have achieved a number of design wins from OEMs. We achieve a design win when a company with a defined home connectivity market strategy assigns resources to develop products that meet its strategy, purchases one of our reference designs and indicates an interest in making volume purchases of our products. Achieving a design win with a customer does not obligate a customer to purchase our products. Rather, a design win is solely an expression of interest by a customer to make volume purchases. Accordingly, a customer can choose at any time to discontinue using our products in its design or product development efforts without ever placing an order. To the extent that we are unable to convert design wins into volume sales, our business may suffer.

INABILITY TO MANAGE OUR EXPANSION AND ANTICIPATED GROWTH EFFECTIVELY MAY ADVERSELY AFFECT OUR BUSINESS.

     We are actively expanding our operations. This expansion will further accelerate once we begin volume production and sales of our PowerPacket products. The growth of our business will continue to place a significant strain on our managerial, operational and financial resources. To manage our anticipated growth effectively, we must:

     - expand our information, accounting and financial systems, managerial procedures and controls;

     - hire, train, manage and retain personnel throughout all functional areas of our business; and

     - effectively manage relationships with our customers, suppliers, subcontractors and other third parties.

If we are unable to do so effectively, our revenue may not increase, our costs of operations may increase and our business may suffer.

IF WE ARE UNABLE TO ATTRACT AND RETAIN ENGINEERING AND TECHNICAL SUPPORT PERSONNEL, OUR BUSINESS MAY SUFFER.

     As our business continues to grow, we will need to hire additional analog and mixed-signal engineers and technical support staff. Hiring engineers and technical support personnel is very competitive in our industry due to the limited number of people with the necessary skills and understanding of our products. To the extent that we cannot attract and retain qualified employees, our business may suffer.

IF WE DO NOT CONTINUE TO DEVELOP NEW PRODUCTS THAT GAIN MARKET ACCEPTANCE, WE MAY NOT COMPETE EFFECTIVELY IN THE MARKET FOR HOME CONNECTIVITY. THIS MAY ADVERSELY AFFECT OUR BUSINESS.

     We operate in a highly competitive, rapidly changing environment marked by rapid new product introductions, technology innovation and price erosion. Our ability to grow and maintain our profit margin depends on our ability to develop, introduce and successfully market new products and to enhance our existing products. Developing new products is a complex process. We may experience delays in completing their development and introduction. Any one of the following factors could adversely affect our ability to develop, introduce and sell new products and could materially harm our business:

     - failure to complete new product designs in a timely manner;

     - inability to manufacture and test our new products according to design specifications in a timely manner; and

     - inability to deliver our products to our customers in a timely manner.

BECAUSE OF OUR LONG PRODUCT DEVELOPMENT AND SALES CYCLE, WE MAY INCUR SUBSTANTIAL EXPENSES BEFORE WE EARN REVENUE FROM A NEW PRODUCT, WHICH MAY ADVERSELY AFFECT OUR BUSINESS.


     To develop market acceptance of our products, we must dedicate significant resources to research and development, production and sales and marketing. We may develop products based on forecasts of demand, and in that case we could incur substantial product development expenses before generating associated revenues. Our customers typically perform extensive tests to evaluate our integrated circuits before incorporating them into their products. Thus, it can take from two to nine months or more for a customer to begin volume production of its own products. Because of this lengthy development and sales cycle, we experience a delay between the time we incur expenses for research, development, sales and marketing efforts and the time that we generate revenue, if any. In the event that we do not generate sales revenue after incurring substantial expenses to develop and market any of our products, our business may suffer.

WE DEPEND ON OEMs TO CREATE SUCCESSFUL PRODUCTS THAT INCORPORATE OUR POWERPACKET INTEGRATED CIRCUITS.



     We rely upon OEMs to integrate our integrated circuits into their products. As a result, if their products are not successful, we may not be able to sell our integrated circuits in volume quantities, which may harm our business. OEM products may be unsuccessful for many reasons which are beyond our control.


OUR RELIANCE ON THIRD PARTIES TO FABRICATE AND ASSEMBLE OUR PRODUCTS MAY RESULT IN INCREASED COSTS OR DELAYS.


     We do not own or operate a semiconductor fabrication, assembly or testing facility. We rely on Chartered Semiconductor, in Singapore, as the sole source manufacturer of our wafers. United Test and Assembly Center, in Singapore and California, will assemble and test our PowerPacket integrated circuits. Singapore Technologies Assembly and Test Services, in Singapore, and Amkor Technology, in Kansas, test our SSC integrated circuits. Carsem Semiconductor, in Malaysia, assembles our SSC integrated circuits. We do not have contracts with these suppliers guaranteeing the availability of capacity required to manufacture and test our products. Additionally, their businesses may be adversely affected by many reasons beyond our control. As a result, we may not obtain products within the time frames, volumes or costs we require, or at all. Any disruption in the availability of products, or problems associated with the delivery, quality or cost of fabrication, assembly and testing of our products may cause our business to suffer.


OUR TECHNOLOGY SPECIFICATIONS MAY NOT RESULT IN AN ACCEPTABLE MANUFACTURING YIELDS FROM OUR THIRD PARTY SUPPLIERS, WHICH COULD INCREASE THE COST AND REDUCE THE SUPPLY OF OUR PRODUCTS.

     Our wafers are fabricated by our third party suppliers according to our specifications. Because we have not begun volume production of our products, we cannot guarantee that our specifications are capable of reproduction on an efficient volume basis. As a result, numerous die on our wafers may be nonfunctional. The proportion of functional die expressed as a percentage of total die on a wafer is referred to as product "yield." If we do not achieve expected yields, our product costs will increase. Further, as our products mature, we may experience yield problems as we instruct our suppliers to migrate our manufacturing processes to smaller geometries. Yield problems may not be identified and resolved until all product has been manufactured and can be analyzed and tested, if ever. As a result, yield problems are often difficult, time consuming and expensive to correct. Yield problems could hamper our ability to deliver our products to our customers in a timely manner.

OUR PRODUCTS MAY HAVE DEFECTS, WHICH COULD HARM OUR REPUTATION, DECREASE MARKET ACCEPTANCE OF OUR PRODUCTS, CAUSE US TO LOSE CUSTOMERS AND REVENUE, AND RESULT IN LIABILITY TO US.


     Highly complex products such as our integrated circuits may contain defects or bugs. These defects and bugs may not be detected until after products have been shipped. If any of our products contain defects or have reliability, quality or compatibility problems, our reputation might be damaged and customers might be reluctant to buy our products. In addition, these defects could interrupt or delay sales. We may incur significant expenses to correct these problems. If any of these problems are not discovered until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to such problems on a timely basis, we could also incur product recall, repair or replacement costs. Problems like these might also result in claims against us by our OEM customers or consumers. In addition, any such problems could divert our technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of our products. We could also lose credibility with our current and prospective customers.

INTENSE COMPETITION IN THE HOME CONNECTIVITY SEMICONDUCTOR AND CONSUMER ELECTRONICS MARKETS COULD DELAY OR PREVENT US FROM BEING PROFITABLE.


     We compete with a number of domestic and international semiconductor companies that are developing home connectivity integrated circuits using the powerline, including primarily Adaptive Networks, Cogency Semiconductor, DS2, Enikia, Inari and Itran. We also compete with other media such as coaxial cable, twisted pair cable and wireless media, and we may face additional competition from other technologies of which we currently are not aware. Our market is highly competitive, and we expect competition to intensify in the future. Some of our competitors have their own fabrication facilities, longer operating histories, greater name recognition, better access to larger customer bases, stronger relationships with our customers and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources. The demands of the consumer electronics industry often result in intense competition among participants to be first to market with new and affordable devices. To the extent that competing integrated circuits can be produced first in commercial quantities or sold at lower prices, this competition may result in an inability to market our products successfully. In addition, existing or new competitors may develop technologies that more effectively address the current market for home connectivity products or that may capture the market for the next generation of such products, which may render our products obsolete. To the extent that any of these events occur, our growth may be slowed, and we may not become profitable.


SEMICONDUCTOR OR CONSUMER ELECTRONICS INDUSTRY DOWNTURNS COULD RESULT IN SUBSTANTIAL PERIOD-TO-PERIOD FLUCTUATIONS IN DEMAND FOR OUR PRODUCTS, WHICH CAN ADVERSELY AFFECT WAFER SUPPLY AND PRICES AND MAKE OUR FUTURE PERFORMANCE DIFFICULT TO PREDICT; AS A RESULT, OUR BUSINESS MAY SUFFER.


     The semiconductor industry is cyclical and subject to rapid technological change. It experiences economic downturns, characterized by decreased product demand or over-capacity, which may result in over-supply and falling prices. Perhaps more importantly, we supply integrated circuits to OEMs in the consumer electronics industry, and demand for our products is also tied to the cyclical nature of our customers' businesses. As a result, we are likely to experience period-to-period fluctuations in our operating results due to general semiconductor industry conditions, changes in demand for our customers' products, overall economic conditions or other factors, many of which are beyond our control. To the extent that we are adversely affected by any of these events, our business may suffer.


WE PRESENTLY CANNOT SELL OUR POWERPACKET PRODUCTS FOR USE IN JAPAN OR THE EUROPEAN UNION, OR EU, WHICH LIMITS OUR INTERNATIONAL EXPANSION OPPORTUNITIES.


     Our PowerPacket products operate on frequencies that are currently restricted by government regulations in Japan and in the EU, which is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom including Northern Ireland. As a result, our integrated circuits cannot be used in products used in Japan and the EU at this time. Our international expansion opportunities will remain limited unless the existing frequency regulations are changed or until we develop products that can operate on available frequencies. We cannot assure you that other countries will not adopt similar restrictions.



FUTURE FEDERAL COMMUNICATIONS COMMISSION, OR FCC, REGULATION MAY RESTRICT SALES OF OUR PRODUCTS, ADVERSELY AFFECTING OUR BUSINESS.



     Our PowerPacket products operate on frequencies that are not currently restricted by FCC regulations. OEM products incorporating our integrated circuits are regulated by the FCC. Operation of these products currently is not restricted by the FCC as long as the products do not interfere with other radio frequency, or RF, bands licensed by the FCC. We cannot assure you that this will continue to be the case. Should government regulations change in the future, making operation of our customers' products at their current radio frequency bands subject to restrictive regulation, or subjecting the frequencies on which our products operate to restrictions, OEMs' desire to purchase our products could diminish and our business may suffer.

TO THE EXTENT WE CANNOT ENFORCE AND PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS MAY SUFFER.

     We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. However, these measures afford only limited protection. In addition, if PowerPacket is ratified as the HomePlug 1.0 standard specification, we will be required to license our technology on a non-discriminatory basis to all HomePlug members. Our failure to adequately protect our proprietary rights may adversely affect our business. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use trade secrets or other information that we regard as proprietary, and our business may suffer as a result.

IF WE CANNOT PRODUCE COMMERCIAL VERSIONS OF POWERPACKET THAT ARE SCALABLE TO HIGHER DATA RATES, OUR BUSINESS MAY SUFFER.


     We may encounter difficulties enhancing the performance of our PowerPacket integrated circuits. Our PowerPacket integrated circuits currently support data transmission rates of up to 14 Mbps, which is sufficient to accommodate high-bandwidth communications of voice, video, audio and data. However, we expect that the demand for these types of high-bandwidth communications will continue to increase, particularly more bandwidth-intensive applications such as video. As a result, we believe it will be important for us to continue to increase the data transmission rates supported by our products, not only to accommodate this increase in bandwidth-intensive communications but also to ensure that we remain competitive with other suppliers of powerline integrated circuits and alternative home connectivity technologies. There are a number of technological challenges that may prevent us from achieving higher data rates. For example, we may not be able to successfully migrate to finer geometries or utilize other available frequencies. To the extent that we cannot deliver products capable of achieving higher data rates, our business may suffer.


OUR ADOPTION OF NEW PROCESS TECHNOLOGIES MAY MAKE CURRENT OR POTENTIAL CUSTOMERS RELUCTANT TO PURCHASE OUR PRODUCTS, AND OUR BUSINESS MAY SUFFER.


     We may encounter difficulties adopting new process technologies to manufacture our products. We currently manufacture our products using 0.25 micron CMOS manufacturing process technology, one of the most widely available semiconductor manufacturing technologies. However, in order to achieve higher performance and integration with our products, we will continually assess the relative merits of new or alternative process technologies. For example, we will have to decide the appropriate timing for us to migrate our products to line widths smaller than 0.25 micron and whether or not we should use materials other than silicon to manufacture our products. As a result, prospective customers may be reluctant to purchase our products based on perceived risks related to the use of these new technologies. These risks may include high manufacturing costs, low yields and uncertainties about the relative cost-effectiveness of products produced using these new technologies. If our products fail to achieve market acceptance, our business may suffer.


OUR RELIANCE ON FOREIGN SUPPLIERS EXPOSES US TO THE ECONOMIC AND POLITICAL RISKS OF THE COUNTRIES IN WHICH THEY ARE LOCATED.

     Our reliance on foreign suppliers subjects us to some of the risks of conducting business outside the United States. These risks include:

     - unexpected changes in, or impositions of, legislative or regulatory requirements;

     - transportation delays;


     - political, social and economic instability; and


     - potential hostilities and changes in diplomatic and trade relationships.

     In addition, we currently transact business with our foreign suppliers in U.S. dollars. If the value of the U.S. dollar were to decline relative to foreign currencies of our suppliers' countries, the price of wafers, packaging materials and packaging services that we purchase would increase, which could cause our business to suffer.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK AND IF ONE DEVELOPS THE MARKET MAY BE VOLATILE.

     Prior to this offering, there has been no public market for shares of our common stock. There is no assurance that an active trading market will develop after the completion of this offering or, if one develops, that it will be sustained. The initial public offering price has been determined through negotiations between the underwriters and us. The initial public offering price may not necessarily reflect the market price of the common stock following this offering. The market for common stock of other semiconductor companies has been volatile, which may be exacerbated by the general volatility in the market for high-technology stocks.

INABILITY TO OBTAIN ADDITIONAL FINANCING, IF NEEDED, MAY MAKE IT DIFFICULT FOR US TO EXECUTE OUR BUSINESS PLAN.

     Our ability to succeed depends in part on our ability to finance growth of our business. We currently anticipate that the net proceeds from this offering, together with our existing cash balances, will be sufficient to meet our anticipated needs for working capital for at least the next twelve months. If the proceeds of this offering, together with our existing cash balances, are not sufficient to meet our liquidity needs, support our future expansion needs and achieve our strategic goals, we may require additional funds. If adequate funds are not available on acceptable terms, we may not be able to take advantage of market opportunities, develop or enhance new products, pursue acquisitions that would complement our existing product offerings or enhance our technical capabilities to develop new products or execute our business strategy.

BECAUSE OUR QUARTERLY RESULTS MAY FLUCTUATE, OUR STOCK PRICE MAY BE VOLATILE.

     Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Some of the factors that may cause our quarterly results to fluctuate include:

     - the timing and size of shipments to our customers;

     - the timing of introduction of new or enhanced products;

     - the volume and average cost of products manufactured;


     - the mix of sales between different products and development and licensing activities; and


     - the timing and size of expenses.

As a result of any of these factors, our operating results may fluctuate, and our stock price may be volatile. Therefore, quarter-to-quarter comparisons may not be relevant.

SUBSTANTIAL SALES OF OUR COMMON STOCK BY OUR EXISTING INVESTORS FOLLOWING THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Approximately           shares owned by officers, directors and existing
stockholders will be subject to lock-up agreements with the underwriters, which will expire 180 days after the effective date of this offering. When these lock-up agreements expire, owners of the shares previously subject to the lock-up may choose to sell some or all of their shares on the public market. Sales of large numbers of shares in the same time period could cause the market price for our common stock to decline significantly. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We use words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates" or similar expressions to identify these forward looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, among other things:

     - our anticipated growth strategies;

     - development of target markets;

     - our intention to introduce products and to seek to scale PowerPacket to higher data rates;

     - anticipated trends in our business, including trends in the digital entertainment, consumer electronics, broadband access, Internet content, semiconductor, transportation and home connectivity markets; and


     - our ability to continue to control costs, maintain product pricing and gross margin strategies and maintain product quality.


     The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about us. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the factors described under "Risk Factors." Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS


     We estimate the net proceeds from the sale of the 6,250,000 shares of common stock sold by us in this offering will be approximately $68.3 million, or $78.8 million if the underwriters' over-allotment option is exercised in full, based on an initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.



     We intend to use approximately $14.0 million of the proceeds from this offering to pay accrued dividends owed to preferred shareholders upon conversion of their shares into common stock. Of this amount, approximately $8.9 million payable as of June 30, 2000 is being paid to affiliates solely in their capacity as preferred shareholders on the same pro rata basis as unaffiliated shareholders. While we have not allocated any specific amount of proceeds to any other purpose, we intend to use the balance of the offering proceeds for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds from this offering to acquire or invest in businesses or technologies that are complementary to our existing business. However, we have no present plans or commitments and are not engaged in any negotiations with respect to any transactions of this type. Pending such uses, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

     We have never paid any cash dividends on our common stock and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Any future dividends will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, financial condition and general business conditions.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into 23,007,626 shares of common stock upon the completion of this offering;


     - on a pro forma as adjusted basis to give effect to our sale and issuance of 6,250,000 shares of common stock in this offering at an initial public offering price of $12.00 per share and after deducting the payment of cumulative dividends accreted through the closing date to preferred shareholders, estimated underwriting discounts and commissions and estimated offering expenses.


     Read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes included elsewhere in this prospectus.


                                                                        JUNE 30, 2000
                                                             ------------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                             --------    ---------    -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents..................................  $  6,074    $ 15,399      $ 69,718
                                                             ========    ========      ========
Redeemable convertible preferred stock, $.01 par value,
  35,000,000 shares authorized; 20,932,626 shares issued
  and outstanding, actual; none issued and outstanding, pro
  forma and pro forma as adjusted..........................  $ 36,320    $     --      $     --
Redeemable convertible preferred stock cumulative
  dividends, actual and pro forma; none pro forma as
  adjusted.................................................    14,019      14,019            --
Shareholders' equity (deficit):
  Common stock, $.01 par value; 40,000,000 shares
     authorized; 5,065,577 shares issued and outstanding,
     actual; 28,073,203 shares issued and outstanding pro
     forma; and 100,000,000 authorized and 34,323,203
     issued and outstanding pro forma as adjusted..........        51         281           343
  Additional paid-in-capital...............................        --      45,415       113,691
  Accumulated deficit......................................   (43,104)    (43,104)      (43,104)
                                                             --------    --------      --------
     Total shareholders' equity (deficit)..................   (43,053)      2,592        70,930
                                                             --------    --------      --------
       Total capitalization................................  $  7,286    $ 16,611      $ 70,930
                                                             ========    ========      ========



     The number of shares of common stock outstanding after this offering is based on 28,073,203 shares outstanding as of June 30, 2000, and gives effect to the issuance of 700,000 shares of preferred stock to S3/Diamond Multimedia in July 2000 upon the exercise of a warrant outstanding at June 30, 2000 and the issuance of 1,375,000 shares of preferred stock to Motorola in August 2000. The information in this prospectus does not assume the issuance of a total of 7,293,692 shares of common stock upon the exercise of all options and warrants outstanding as of June 30, 2000, at a weighted average exercise price of $2.56 per share, including a warrant to purchase 500,000 shares of common stock issued to Motorola in August 2000.

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into common stock, including 700,000 shares of preferred stock issued in July 2000 upon the exercise of a warrant outstanding at June 30, 2000 and 1,375,000 shares of preferred stock issued in August 2000, was $2.3 million, or $.08 per share of common stock. Pro forma net tangible book value per common share is determined by dividing the number of outstanding common shares into the net tangible book value (tangible assets less liabilities). After giving effect to the application of the estimated net proceeds of this offering (assuming an offering price of $12.00 per common share and after deducting underwriting discounts and commissions and estimated offering expenses), our pro forma net tangible book value would have been $70.6 million, or $2.06 per common share. This is an immediate increase in pro forma net tangible book value of $1.98 per common share to existing shareholders and an immediate dilution of $9.94 per common share to new investors purchasing common shares at the initial public offering price. The following table illustrates the per common share dilution.



Assumed initial public offering price per common share......           $12.00
  Pro forma net tangible book value per common share as of
     June 30, 2000..........................................  $ .08
  Increase per common share attributable to new investors...  $1.98
                                                              -----
Adjusted pro forma net tangible book value per common share
  after the offering........................................           $ 2.06
                                                                       ------
Net tangible book value dilution per common share to new
  investors.................................................           $ 9.94
                                                                       ======


     The following table summarizes as of June 30, 2000, on the pro forma basis described above, the number of common shares we sold in this offering, the total consideration we received in this offering and the average price per common share paid by existing shareholders and by investors purchasing common shares in this offering. The information in the following table assumes conversion of all shares of preferred stock outstanding as of June 30, 2000 into common stock.


                                        SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                      ---------------------    -----------------------      PRICE
                                        NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                      ----------    -------    ------------    -------    ---------
Existing shareholders...............  28,073,203      81.8%    $ 46,717,033      38.4%     $ 1.66
New investors.......................   6,250,000      18.2%      75,000,000      61.6       12.00
                                      ----------     -----     ------------     -----
  Total.............................  34,323,203     100.0%    $121,717,033     100.0%
                                      ==========     =====     ============     =====



     If the underwriters' over-allotment is exercised in full, the number of shares held by new investors in the offering will be increased to 7,187,500, or 20.4%.



     The number of shares of common stock outstanding after this offering is based on 28,073,203 shares outstanding as of June 30, 2000, and gives effect to the issuance of 700,000 shares of preferred stock to S3/Diamond Multimedia in July 2000 upon the exercise of a warrant outstanding at June 30, 2000 and the issuance of 1,375,000 shares of preferred stock to Motorola in August 2000. The information in this prospectus does not assume the issuance of a total of 7,293,692 shares of common stock upon the exercise of all options and warrants outstanding as of June 30, 2000, at a weighted average exercise price of $2.56 per share, including a warrant to purchase 500,000 shares of common stock issued to Motorola in August 2000.

                            SELECTED FINANCIAL DATA

     Read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes. The statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 were derived from the financial statements that have been audited by Ernst & Young LLP, independent certified public accountants, and are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 were derived from our financial statements audited by Ernst & Young LLP, independent certified public accountants, and are not included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1995 and the balance sheet data as of December 31, 1995 were derived from financial statements that have been audited by other auditors and are not included in this prospectus. The statements of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 were derived from unaudited condensed financial statements, and are included elsewhere in this prospectus. Our unaudited financial statements were prepared by our management on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in management's opinion, include adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in accordance with accounting principles generally accepted in the United States. Historical results are not necessarily indicative of results that may be expected for any future period.


                                                                                                         SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                      -----------------------------------------------   ------------------
                                                       1995      1996      1997      1998      1999      1999       2000
                                                      -------   -------   -------   -------   -------   -------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue:
  Product...........................................  $ 1,087   $ 1,750   $ 1,316   $ 1,248   $   756   $   360   $    255
  Development and licensing.........................      157       234       237     3,567     5,971     3,668      2,863
                                                      -------   -------   -------   -------   -------   -------   --------
    Total revenue...................................    1,244     1,984     1,553     4,815     6,727     4,028      3,118
Cost of revenue.....................................    1,139     1,119       687     1,610       374       247        130
                                                      -------   -------   -------   -------   -------   -------   --------
Gross profit........................................      105       865       866     3,205     6,353     3,781      2,988
Operating expenses:
  Research and development..........................    1,591     2,346     3,039     2,767     4,915     2,191      3,331
  Selling, general and administrative...............    2,370     3,571     3,753     4,093     4,612     2,011      3,088
                                                      -------   -------   -------   -------   -------   -------   --------
    Total operating expenses........................    3,961     5,917     6,792     6,860     9,527     4,202      6,419
                                                      -------   -------   -------   -------   -------   -------   --------
Loss from operations................................   (3,856)   (5,052)   (5,926)   (3,655)   (3,174)     (421)    (3,431)
Other income, net...................................       25       483       434       202       145        59        156
                                                      -------   -------   -------   -------   -------   -------   --------
Net loss............................................   (3,831)   (4,569)   (5,492)   (3,453)   (3,029)     (362)    (3,275)
Accretion of redeemable convertible preferred stock
  to redemption value...............................     (998)   (2,643)   (3,075)   (3,075)   (3,092)   (1,537)    (1,890)
                                                      -------   -------   -------   -------   -------   -------   --------
Net loss attributable to common shareholders........  $(4,829)  $(7,212)  $(8,567)  $(6,528)  $(6,121)  $(1,899)  $ (5,165)
                                                      =======   =======   =======   =======   =======   =======   ========
Basic and diluted net loss per common share.........  $ (1.05)  $ (1.57)  $ (1.85)  $ (1.41)  $ (1.31)  $ (0.41)  $  (1.08)
                                                      =======   =======   =======   =======   =======   =======   ========
Basic and diluted weighted average common shares
  outstanding.......................................    4,601     4,605     4,625     4,633     4,682     4,679      4,782
                                                      =======   =======   =======   =======   =======   =======   ========
Pro forma basic and diluted net loss per common
  share(1)..........................................                                          $ (0.26)            $  (0.21)
                                                                                              =======             ========
Pro forma basic and diluted weighted average common
  shares outstanding(1).............................                                           23,193               25,181
                                                                                              =======             ========


                                                                              DECEMBER 31,
                                                          ----------------------------------------------------   JUNE 30,
                                                            1995       1996       1997       1998       1999       2000
                                                          --------   --------   --------   --------   --------   --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $  1,321   $  5,636   $  4,370   $  3,016   $  5,219   $  6,074
Working capital.........................................     1,665     11,012      5,892      2,715      5,343      5,463
Total assets............................................     2,872     13,522      7,901      5,048      7,646      8,655
Redeemable convertible preferred stock..................    12,982     30,616     33,690     36,764     45,750     50,339
Total shareholders' deficit.............................   (10,515)   (17,716)   (26,267)   (32,738)   (38,838)   (43,053)

---------------
(1) The pro forma data for the year ended December 31, 1999 and six months ended June 30, 2000 gives effect to the conversion of 20,161,200 and 20,932,626 shares of preferred stock outstanding at December 31, 1999 and June 30, 2000, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our financial statements and related notes. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in our forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus, particularly in the "Risk Factors" section.

OVERVIEW


     We design, develop and market integrated circuits for the home connectivity and transportation markets. Our integrated circuits enable high-performance, cost-effective, easy-to-implement communications over powerlines. Current customers for our home connectivity products include original equipment manufacturers, or OEMs, in multiple market segments, including broadband access, digital consumer electronics, personal computers, and powerline network adapters for data and voice communications.



     We were incorporated in November 1986 as Aero Technologies and changed our name to Intellon in 1989 when we refocused our business on integrated circuits. During the period from 1989 through 1998, we were a development stage company and therefore had no substantial product revenue until 1999. We began shipping our SSC line of integrated circuits to OEMs in the home control market in 1992 and to OEMs in the commercial transportation market in 1998. Over the past three years, we have also derived revenues from development and licensing activities. We began development of our home connectivity products in May 1998. We have not yet begun volume shipments of our PowerPacket home connectivity integrated circuits. However, we have achieved design wins with a number of OEMs, including Fujitsu, Motorola, NETGEAR, Philips, Phonex Broadband, Sanyo, S3/Diamond Multimedia and 3Com. We achieve a design win when a company with a defined home connectivity market strategy assigns resources to develop products that meet their strategy, purchases one of our reference designs and indicates an interest in making volume purchases of our products.



     At July 31, 2000, we had backlog of $39.6 million, of which $1.5 million is expected to be delivered during the fiscal year 2000. Backlog includes orders that we believe to be firm, portions of which are cancelable pursuant to our standard terms and conditions of sale. Backlog includes $8.3 million in orders that are noncancelable pursuant to contract terms and conditions and $31.3 million in orders that are cancelable with little or no penalty. Backlog as of December 31, 1999, was $3.4 million, of which $605,000 was cancelled during the six months ended June 30, 2000. While we have long-term contracts with some customers, our products are generally sold through purchase orders, which can generally be cancelled or rescheduled on short notice. Consequently, backlog may not be a meaningful indicator of future results.



     Our revenue historically has been derived from development and licensing activities and, to a lesser extent, the sale of our SSC products. Revenue from development and licensing activities represented 15.3%, 74.1%, 88.8% and 91.8% of our revenue in 1997, 1998, 1999 and for the six months ended June 30, 2000. We have generated a substantial portion of our development and licensing revenue to date from a limited number of customers. For example, Conexant and Microsoft, together, accounted for 56.1%, 82.5% and 88.2% of total revenue in 1998 and 1999, and for the six months ended June 30, 2000. In addition, as required by our membership in HomePlug, we may begin licensing our PowerPacket technology to other HomePlug members. Going forward, although we intend to continue to market our SSC products, we expect sales of our PowerPacket integrated circuits to generate an increasingly greater portion of our total revenue as sales of PowerPacket products increase.



     We have focused our initial sales and marketing efforts on North American broadband access, consumer electronics, personal computer, transportation and home control OEMs. As a result, substantially all of our revenue has been and will be derived from North America for the foreseeable future. We currently sell our products through our direct sales forces in San Jose, California and Ocala, Florida and through our independent distributors in Brazil, Germany, Hong Kong, Singapore, South Africa and Taiwan.

     We have a lengthy development and sales cycle. It may take six months or longer to achieve a design win with a customer. Our customers then complete the design, testing and evaluation of their systems and begin their marketing process, which typically lasts an additional two to nine months or longer. Because of these lengthy development and sales cycles, we may experience a delay between the time we incur expenses for research, development, sales and marketing efforts and the time we generate revenue, if any.

     Revenue. Revenue consists of product revenue generated by sales of our products and revenue from development and licensing activities pursuant to contracts with our customers. We expect to continue to license our technology and enter into development contracts with key customers, but also expect that development and licensing revenue may fluctuate from quarter to quarter and will be a decreasing percentage of our revenue in the future.

     Gross profit. Gross profit represents revenue less the cost of revenue. Cost of revenue primarily includes the cost of purchasing the finished silicon wafers processed by independent foundries, costs associated with the assembly, test and quality assurance of our products, as well as costs of personnel and equipment associated with contracted development work. We expect gross profit as a percentage of revenue to decline in future periods as product sales account for a larger percentage of revenue.

     Research and development expense. Research and development expense consists primarily of salaries and related costs of employees engaged in research, design and development activities, costs related to engineering design tools and subcontracting costs. Continued investment in research and development is critical for us to achieve our strategic objectives. We expect research and development expense to continue to increase for the foreseeable future.

     Selling, general and administrative expense. Selling, general and administrative expense consists primarily of personnel related expense, sales and marketing expense, trade show expense, professional fees and facilities expense. We expect selling, general and administrative expense to continue to increase for the foreseeable future in order to expand our customer base, increase product awareness and support the planned expansion of our operations.

     Other income, net. Other income consists primarily of interest earned on cash and cash equivalents and investment balances.

     Strategic alliance. In August 2000, we entered into a development and promotion agreement with Motorola under which we are required to make a non-refundable payment to Motorola for the development program. Motorola also purchased $6.9 million of our Series C convertible preferred stock at $5.00 per share. We also granted Motorola a warrant to purchase an additional 500,000 shares of our common stock at $5.00 per share. The warrant vests and is exercisable on the achievement of milestones in the joint marketing and promotion program. The warrant does not contain a significant economic disincentive for non-performance as of the grant date and, accordingly, the fair value of the warrant will be measured upon the achievement of the performance milestones and vesting of the warrant in accordance with the Emerging Issues Task Force consensus on Issue No. 96-18. The fair value of the warrant will be determined on the performance achievement measurement dates using the Black-Scholes pricing model and the then applicable risk free interest rates, volatility factors, expected dividend rate and the estimated remaining life of the warrant.

RESULTS OF OPERATIONS

     The following table sets forth certain statements of operations data as a percentage of revenue for the periods indicated:


                                                                                     SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                   JUNE 30,
                                     --------------------------------------------    -----------------
                                      1995      1996      1997     1998     1999      1999      2000
                                     ------    ------    ------    -----    -----    ------    -------
Revenue:
  Product..........................    87.4%     88.2%     84.7%    25.9%    11.2%     8.9%       8.2%
  Development and licensing........    12.6      11.8      15.3     74.1     88.8     91.1       91.8
                                     ------    ------    ------    -----    -----    -----     ------
    Total revenue..................   100.0     100.0     100.0    100.0    100.0    100.0      100.0
Cost of revenue....................    91.6      56.4      44.2     33.4      5.6      6.1        4.2
                                     ------    ------    ------    -----    -----    -----     ------
Gross profit.......................     8.4      43.6      55.8     66.6     94.4     93.9       95.8
Operating expenses:
  Research and development.........   127.9     118.3     195.7     57.5     73.1     54.4      106.8
  Selling, general and
    administrative.................   190.5     180.0     241.7     85.0     68.6     49.9       99.0
                                     ------    ------    ------    -----    -----    -----     ------
    Total operating expenses.......   318.4     298.3     437.4    142.5    141.7    104.3      205.8
                                     ------    ------    ------    -----    -----    -----     ------
Loss from operations...............  (310.0)   (254.7)   (381.6)   (75.9)   (47.3)   (10.4)    (110.0)
Other income, net..................     2.0      24.3      28.0      4.2      2.2      1.5        5.0
                                     ------    ------    ------    -----    -----    -----     ------
Net loss...........................  (308.0)%  (230.4)%  (353.6)%  (71.7)%  (45.1)%   (8.9)%   (105.0)%
                                     ======    ======    ======    =====    =====    =====     ======


SIX MONTHS ENDED JUNE 30, 2000 AND 1999


     Revenue. Revenue for the six months ended June 30, 2000 was $3.1 million, a decrease of $910,000, or 22.5%, from $4.0 million for the six months ended June 30, 1999. The decrease in revenue was primarily due to a decrease of $805,000 in development and licensing activities during the 2000 period. The decrease was primarily due to the fact that we completed our Microsoft development program in 1999 and we had few development and licensing contracts during this period.



     Gross profit. Gross profit for the six months ended June 30, 2000 was $3.0 million, a decrease of $793,000, or 21.1%, from $3.8 million for the six months ended June 30, 1999. The decrease was primarily due to lower revenue. Our gross profit as a percentage of revenue increased to 95.8% for the six months ended June 30, 2000, from 93.9% for the six months ended June 30, 1999. The increase in gross profit as a percentage of revenue was primarily due to the increase in higher margin development and licensing revenue as a percentage of revenue in the six months ended June 30, 2000.



     Research and development expense. Research and development expense for the six months ended June 30, 2000 was $3.3 million, an increase of $1.1 million, or 50.0%, from $2.2 million for the six months ended June 30, 1999. The increase was primarily due to $585,000 in increased contract services, $297,000 in increased employee related expenses and $288,000 in increased research related expenses. All of these increases were for the development of new products.



     Selling, general and administrative expense. Selling, general and administrative expense for the six months ended June 30, 2000 was $3.1 million, an increase of $1.1 million, or 55.0%, from $2.0 million for the six months ended June 30, 1999. The increase reflected higher costs resulting primarily from $489,000 increase in employee related expenses due to the hiring of senior management, marketing and administrative personnel, $233,000 in increased marketing activities, including trade show expenses and $117,000 in increased legal and other professional fees, primarily due to an increase in contract and general corporate activities.


     Other income, net. Other income for the six months ended June 30, 2000 was $156,000, an increase of $97,000, or 164.4%, from $59,000 for the six months ended June 30, 1999. This increase was principally due to interest income earned from increased cash balances available to invest resulting from the sale of shares upon the exercise of warrants during the six months ended June 30, 2000.


FISCAL YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


     Revenue. Revenue for 1999 was $6.7 million, an increase of $1.9 million, or 39.6%, from $4.8 million for 1998. Revenue for 1998 was $4.8 million, an increase of $3.2 million, or 200.0%, from $1.6 million in 1997. In each year, the increase was primarily due to increased development and licensing activities. We entered into a development and licensing agreement with Conexant in 1998 and one with Microsoft in 1999.



     Gross profit. Gross profit for 1999 was $6.4 million, an increase of $3.2 million, or 100.0%, from $3.2 million in 1998. Gross profit in 1998 was $3.2 million, an increase of $2.3 million, or 255.6%, from $866,000 million in 1997. In each year, the increase was primarily due to increased development and licensing revenue. Our gross profit as a percentage of revenue was 94.4% for 1999, 66.6% for 1998 and 55.8% for 1997. In each year, the increase in gross profit as a percentage of revenue was primarily due to the increase in higher margin development and licensing revenue as a percentage of revenue. The gross profit for 1999 included a recovery of $33,000 due to the sale of inventory that previously had been reserved. The gross profit for 1998 and 1997 included charges of $426,000 and $80,000 primarily associated with the write-off of obsolete inventory and the increase to the reserve for excess inventory due to decreasing demand for our earlier generation of SSC home control products.



     Research and development expense. Research and development expense for 1999 was $4.9 million, an increase of $2.1 million, or 75.0%, from $2.8 million in 1998. Research and development expense for 1998 was $2.8 million, a decrease of $0.2 million, or 6.7%, from $3.0 million in 1997. The increase from 1998 to 1999 was primarily due to $484,000 in additional employee related expenses due to the addition of personnel for the development of new products, $1.4 million in increased product development expenses and $235,000 in increased expenses to outside consultants for specific resources needed in the development process. The decrease in research and development expense from 1997 to 1998 was primarily due to a $350,000 decrease in research related expenses due to less new product development activities during 1998, which was partially offset by a $133,000 increase in professional fees and computer expense.



     Selling, general and administrative expense. Selling, general and administrative expense for 1999 was $4.6 million, an increase of $0.5 million, or 12.2%, from $4.1 million in 1998. Selling, general and administrative expense for 1998 was $4.1 million, an increase of $0.3 million, or 7.9%, from $3.8 million in 1997. The increase from 1998 to 1999 was due to $222,000 in higher personnel related costs resulting from the hiring of senior level management and administrative personnel and $180,000 in increased legal and other professional fees, primarily due to contract and general corporate activities and $88,000 in increased occupancy expenses. The increase from 1997 to 1998 was primarily due to $325,000 in higher personnel related costs resulting from the hiring of senior level management and administrative personnel.



     Other income, net. Other income in 1999 was $145,000, a decrease of $57,000, or 28.2%, from $202,000 in 1998. Other income for 1998 was $202,000, a decrease of $232,000, or 53.5%, from $434,000 in 1997. In each year, the decrease was primarily due to a decrease in interest income due to lower levels of short-term investments and cash balances.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited quarterly results of operations for each quarter in the two-year period ended December 31, 1999 and in the six-months ended June 30, 2000. This supplemental information is derived from our unaudited interim financial statements. This information is prepared on the same basis as financial statements contained elsewhere in this prospectus and in our opinion includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the quarterly information presented. Read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus. Historical results for any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                 THREE MONTHS ENDED
                                -------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,
                                  1998       1998       1998       1998       1999       1999       1999       1999
                                --------   --------   --------   --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenue:
  Product.....................  $   377    $   271    $   371     $  229     $  202    $   158    $   271    $   125
  Development and licensing...       93        245        228      3,001      3,641         27      1,027      1,276
                                -------    -------    -------     ------     ------    -------    -------    -------
    Total revenue.............      470        516        599      3,230      3,843        185      1,298      1,401
Cost of revenue...............      248        701        164        497        182         65        120          7
                                -------    -------    -------     ------     ------    -------    -------    -------
Gross profit (loss)...........      222       (185)       435      2,733      3,661        120      1,178      1,394
Operating expenses:
  Research and development....      736        683        649        699        795      1,396      1,401      1,323
  Selling, general and
    administrative............      943        950      1,093      1,107        975      1,036      1,176      1,425
                                -------    -------    -------     ------     ------    -------    -------    -------
    Total operating
      expenses................    1,679      1,633      1,742      1,806      1,770      2,432      2,577      2,748
                                -------    -------    -------     ------     ------    -------    -------    -------
Income (loss) from
  operations..................   (1,457)    (1,818)    (1,307)       927      1,891     (2,312)    (1,399)    (1,354)
Other income, net.............       67         56         38         41         23         36         33         53
                                -------    -------    -------     ------     ------    -------    -------    -------
Net income (loss).............  $(1,390)   $(1,762)   $(1,269)    $  968     $1,914    $(2,276)   $(1,366)   $(1,301)
                                =======    =======    =======     ======     ======    =======    =======    =======

                                THREE MONTHS ENDED
                                -------------------
                                MAR. 31,   JUNE 30,
                                  2000       2000
                                --------   --------
                                  (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenue:
  Product.....................   $  100    $   155
  Development and licensing...    1,914        949
                                 ------    -------
    Total revenue.............    2,014      1,104
Cost of revenue...............       70         60
                                 ------    -------
Gross profit (loss)...........    1,944      1,044
Operating expenses:
  Research and development....    1,125      2,206
  Selling, general and
    administrative............    1,570      1,518
                                 ------    -------
    Total operating
      expenses................    2,695      3,724
                                 ------    -------
Income (loss) from
  operations..................     (751)    (2,680)
Other income, net.............       68         88
                                 ------    -------
Net income (loss).............   $ (683)   $(2,592)
                                 ======    =======



QUARTERLY RESULTS OF OPERATIONS



     Our quarterly results of operations fluctuate from period-to-period depending on factors such as the timing of significant expenditures for prototype development, the success of our initial sales efforts, the timing of significant design wins and orders. We believe that period-to-period comparisons of our financial results should not be relied upon to predict future results. In the future, we may experience significant fluctuations in period-to-period operating results.



     Substantially all product revenue to date has been derived from sales of our SSC products to OEMs. During the first six months of 1998 we moved from a research and development driven company towards a sales and marketing driven company with the engagement of customers changing the patterns of our historic business model. The sales and marketing organizations focused on new applications for existing products and customized variations of these products in the areas of the telecommunications, transportation, internet and industrial market segments which would generate development and licensing revenue cycles before moving into production volumes. Development and licensing revenue fluctuated during the quarters presented based primarily on the timing of contracts from our customers for contract engineering services. We expect to continue to enter into development contracts with key customers, but anticipate that development and licensing revenue will not be a significant portion of our total revenue in the future.



     Cost of revenue in the quarters presented reflects the early stage of our production efforts. Gross profit (loss) fluctuates as a result of changes in subcontracted manufacturing, test and assembly costs and as a result of changes in the average sales price of each product and product mix. Gross profit increased during the fourth quarter of 1998, the first quarter of 1999 and the third quarter of 1999 through the second quarter of 2000 primarily due to the increase in the higher margin development and licensing revenue as a percentage of total revenue. The gross loss for the quarter ended June 30, 1998, reflected charges of $426,000 primarily associated with the write-off of obsolete inventory and the addition to the reserve for excess inventory.



     Operating expenses increased at a minimal rate throughout 1998 and the first quarter of 1999. The accelerated increase in operating expenses from the second quarter of 1999 through the second quarter of 2000 was primarily due to the addition of personnel and increased product development and contract services costs in order to facilitate the development of new products.


LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of approximately $37.4 million (net of offering costs) of Series A, Series B and Series C convertible preferred stock, and the exercise of preferred stock warrants. We also generated $1.1 million from the exercise of stock options and common stock warrants. At June 30, 2000, we had $5.5 million in working capital and $6.1 million in cash and cash equivalents.


     Net cash used in operating activities during the years ended December 31, 1997, 1998 and 1999 was $5.3 million, $1.8 million and $2.6 million. During 1997, the use of cash primarily consisted of our net operating loss of $5.5 million, an increase in inventories of $303,000 and a decrease in accounts payable of $180,000, offset by depreciation and amortization of $643,000 and a decrease in accounts receivable of $185,000. During 1998, the use of cash primarily consisted of our net operating loss of $3.5 million, offset by depreciation and amortization of $966,000, a decrease in inventories of $279,000 and an increase in deferred revenue of $500,000. During 1999, the use of cash primarily consisted of our net operating loss of $3.0 million, a decrease in deferred revenue of $470,000 and an increase in inventories of $277,000, offset by depreciation and amortization of $754,000, a decrease in accounts receivable of $205,000 and an increase in accounts payable of $100,000 and accrued expenses of $144,000. Net cash used in operating activities during the six months ended June 30, 1999 and 2000 was $100,000 and $2.2 million. During the six month period ended June 30, 1999, the use of cash primarily consisted of our net operating loss of $362,000, a decrease in deferred revenue of $470,000 and an increase to inventories of $143,000, offset by depreciation and amortization of $378,000, a decrease in accounts receivable of $246,000 and an increase in accounts payable of $179,000. During the six month period ended June 30, 2000, the use of cash primarily consisted of our net operating loss of $3.3 million, a decrease in accrued expenses of $174,000 and a decrease in deferred revenue of $30,000, offset by an increase in accounts payable of $785,000 and depreciation and amortization of $421,000.



     Net cash provided by investing activities during the years ended December 31, 1997 and 1998 was $4.0 million and $431,000. During these periods, cash provided by investing activities resulted primarily from the net sale of short-term investments, offset by the purchase of capital equipment. Net cash used in investing activities was $889,000 during the year ended December 31, 1999, and $218,000 and $565,000 during the six months ended June 30, 1999 and 2000. During these periods, we used cash primarily for the purchase of capital equipment.



     Net cash generated from financing activities during the years ended December 31, 1997, 1998 and 1999 was $16,000, $4,000 and $5.7 million. The increase from 1998 to 1999 was due primarily to the sale of $5.9 million in Series C convertible preferred stock in 1999. During the six months ended June 30, 2000, net cash provided by financing activities was $3.6 million, $2.7 million of which was attributable to the exercise of warrants to purchase Series C preferred stock and $937,500 of which was attributable to the exercise of warrants and options to purchase common stock.


     During July 2000, we generated $2.5 million from financing activities from the exercise by S3/Diamond Multimedia of a warrant outstanding at June 30, 2000 to purchase 700,000 shares of Series C convertible preferred stock. We also generated $6.9 million from the sale of 1,375,000 shares of Series C convertible preferred stock to Motorola during August 2000.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing, and product development organizations, to expand marketing programs, to establish additional facilities and to fund other general corporate activities. The Company anticipates spending $535,000 on capital expenditures in 2000, primarily for research and development equipment and computer equipment.


     We currently anticipate that the net proceeds from this offering, together with our existing cash balances, will be sufficient to meet our anticipated needs for working capital for at least the next twelve months. If the proceeds of this offering, together with our existing cash balances and cash from future operations, are not sufficient to meet our liquidity needs, support our future expansion needs and achieve our strategic goals, we may require additional funds. If adequate funds are not available on acceptable terms, we may not be able to take advantage of market opportunities, develop or enhance new products, pursue acquisitions that would complement our existing product offerings or enhance our technical capabilities to develop new products or execute our business strategy.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while concurrently maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. Accordingly, a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the current value of the principal amount of our investment will decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities including commercial paper, money market funds, U.S. government and investment grade non-government debt securities and certificates of deposit. In general, money market funds are subject to only minimal market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of June 30, 2000, all of our cash equivalents were in money market funds or short-term U.S. government securities.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We will be required to adopt SFAS 133 for the year ending December 31, 2001. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe that the adoption of SFAS 133 will have a material effect on our financial position, results of operations or cash flows.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, or SOP 98-5, Reporting on the Cost of Start-Up Activities. SOP 98-5, which is effective for fiscal years beginning after December 15, 1999, provides guidance on the financial reporting of start-up and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As we have historically expensed these costs, the adoption of this standard will not have a material effect on our financial position, results of operations or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, Revenue Recognition in Financial Statements. SAB 101 summarizes the SEC's view regarding the application of generally accepted accounting principles to revenue recognition in financial statements. We will be required to adopt the provisions of SAB 101 in the fourth quarter of fiscal 2000. We do not believe that adoption of SAB 101 will have a material effect on our financial position, results of operations or cash flows.


     In March 2000, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of the Accounting Principles Board Opinion No. 25). Among other issues, FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that FIN 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying FIN 44 are recognized on a prospective basis from July 1, 2000. FIN 44 had no impact on the our transactions subsequent to December 15, 1998 or January 12, 2000, and we will comply with FIN 44 for stock compensation transactions entered into subsequent to July 1, 2000.

                                    BUSINESS


     We design, develop and market digital, analog and mixed signal integrated circuits for the home connectivity market. Our PowerPacket integrated circuits enable high-speed communications over the home powerline. We are a leader in powerline connectivity technology based on our selection by HomePlug as its 1.0 standard specification and based on our development of proprietary mathematical models and signal processing algorithms that enhance orthogonal frequency division multiplexing, or OFDM, technology for use on the powerline. Our PowerPacket integrated circuits currently support data transmission rates of up to 14 megabits per second, or Mbps, which is sufficient to accommodate high-bandwidth communications of voice, video, audio and data. Due to our substantial digital, analog and mixed-signal design expertise and use of complementary metal oxide semiconductor, or CMOS, manufacturing process technology, we integrate many highly complex system functions, which makes our PowerPacket integrated circuits cost-effective. Additionally, we provide customers with complete solutions that include hardware, software and applications support, thereby facilitating system integration and reducing our customers' time to market and development costs.



     In June 2000, following an extensive evaluation of proposals from leading technology suppliers, HomePlug selected our PowerPacket technology as the baseline for its 1.0 standard specification. As a result, we believe our PowerPacket technology is well-positioned to become the industry standard for home connectivity over the powerline. To date, we have achieved design wins with industry-leading OEMs in multiple market segments, including Fujitsu, Motorola, NETGEAR, Philips, Phonex Broadband, Sanyo, S3/Diamond Multimedia and 3Com.


INDUSTRY BACKGROUND

  The Broadband Access Revolution


     The volume of information transmitted over communications networks has increased significantly in the past few years. Fueled by the increased deployment of broadband delivery technologies such as digital subscriber line, or DSL, cable modems, satellite and wireless systems and the proliferation of personal computers, the Internet enables millions of people and businesses to access and share information, communicate and conduct business electronically. International Data Corporation, or IDC, estimates that 102 million people in the United States accessed the Internet in 1999, and that number is estimated to grow to 197 million in 2003. We believe that the growing number of Internet users, coupled with increasing availability of broadband access technologies, will lead to a growth in usage of content-rich services such as digital audio technologies like MP3. For example, Dataquest estimates the market for MP3 devices will increase from 850,000 in 1999 to 7.5 million in 2003, representing a 72% compound annual growth rate. As a result, leading providers of broadband content such as America Online, WebTV and Excite@Home have greatly expanded their offerings of high-bandwidth content such as streaming video and audio and other services and applications.



     The increasing availability of Internet content and broadband access is driving the emergence of new types of consumer electronics used for information sharing and entertainment applications. Traditional appliances such as the television are being transformed from passive devices into interactive broadband gateways through digital networks. New types of devices are also being developed to better harness the entertainment and communications capabilities now available. Digital audio players, personal video recorders, gaming consoles, video distributions systems, set-top boxes, Internet appliances and personal digital assistants are enabling new levels of Internet connectivity and use. Furthermore, due to the increased availability and affordability of these devices and the marketing efforts of broadband content providers, we expect service offerings will increasingly be bundled with consumer devices. For example, on-line music services may be bundled with a digital audio device similar to cable television service being provided with an accompanying set-top box.



     We believe that Internet connectivity, primarily the domain of the personal computer at present, will extend to additional consumer electronics devices and, ultimately, to most electronic devices in the home. The combination of broadband access and multiple personal computers in the home and the establishment of an ever-growing number of home offices has created an initial wave of products centered on sharing Internet access. Additionally, the emergence of Internet audio has spurred the creation of a variety of connectable digital audio devices, and we expect a broad range of new entertainment and communications products and services such as voice over Internet protocol, or VoIP, and personalized television to emerge. Driven by consumer demand for greater convenience, control and access to information and entertainment content, shipments of potentially networkable devices in North America, as estimated by HomePlug internal studies, are expected to grow from nearly 300 million devices in 2000 to over 480 million devices by 2004. We believe that home connectivity is a catalyst for this growth.


  Emergence of the Digital Home


     Many technology and consumer trends are converging to create the digital home. We define the digital home as a home in which connectivity allows the distribution of broadband content throughout the home, enabling a broad range of new entertainment, communications, productivity enhancement and control applications for all electronic devices. Telecommunications service providers, as previously discussed, are aggressively deploying broadband delivery to the home. IDC estimates that the number of U.S. households subscribing to some type of broadband service will grow from approximately two million in 1999 to over 22 million by 2003, representing a compound annual growth rate of over 80%. Furthermore, personal computer OEMs are increasingly building products that incorporate network access capability, and new configuration standards such as Hewlett-Packard's Chai, Sun Microsystems' Jini and Microsoft's Universal Plug and Play have been developed to simplify interoperability and establish electronic device networks. Perhaps the most important development, however, has been the creation of home connectivity technologies.



     Telecommunications service providers are now able to deliver broadband content over the "last mile" to a home "gateway." A gateway is an entry point, generally outside the home, for telephone, coaxial cable, twisted pair cable or other communications medium subscribed to by the consumer. However, the emergence of the digital home has been slowed by the lack of a low-cost, high-performance medium for the distribution of broadband content within the home, which we call the "last 100 meters." The emerging need for shared Internet access provides a good example. More and more homes have multiple personal computers, and multiple personal computers in the home create a need to share Internet access and be interconnected. However, consumers most often access the Internet by means of a dedicated modem connection that cannot be easily shared by multiple devices. Two obstacles have to be overcome to address this problem. First, there must be an easy means to interconnect devices within the home. Second, to attain interoperability between digital devices from different OEMs, it is essential to establish an industry standard. Without an industry standard, OEMs may not design products to operate with other devices on the network.


  The Evolution of Home Connectivity


     Home connectivity technologies are rapidly evolving. Initial home connectivity technologies such as Intellon's CEBus and Echelon's LONworks were limited in scope and met with little success. Early products focused on home control applications such as security, lighting and other home automation systems. Later home networking technologies, which are most widely used today, simply replicate office networks tailored to enterprise applications. For example, networking a household with multiple personal computers required each computer to be fitted with network interface cards and to be connected to the other computers via dedicated twisted pair Ethernet cable that must be specially installed either by homeowners or by professionals. We believe that approaches requiring the installation of new wires have not been widely adopted because they are expensive and difficult to implement. Recently, new generations of home connectivity technologies have been developed that offer higher performance while avoiding costly and inconvenient new wiring. For example, the HomePNA standard specification is a phone line home connectivity standard supported by the Home Phoneline Networking Alliance. In addition, a number of wireless solutions such as HomeRF and 802.11 have been developed.

     While each of these technologies provides unique benefits, we believe that none meet all of the primary requirements for successful and widespread home connectivity. The digital home requires an industry standard connectivity solution that is:

     - Pervasive: able to use a connectivity medium that is ubiquitous and available at a multitude of locations throughout the home;

     - Cost effective: able to achieve connectivity without the expense of professionally installing new equipment or wiring;

     - Easy to use: able to achieve connectivity without difficulty such as simply plugging a device into an electrical socket;

     - Reliable: able to maintain the quality of service that consumers demand at any time and under all conditions;

     - High performance: able to connect network devices at data rates that can accommodate the high-bandwidth content delivered to the home; and

     - Secure: able to provide levels of security comparable to those offered by other technologies.

  The Promise of Powerline -- Just Plug It In


     The powerline is the most ubiquitous wired network in the home and therefore is a natural choice for a home connectivity medium. Dataquest estimates that a typical home in the United States contains an average of 40 electrical sockets compared to an average of only three telephone jacks. Most importantly, powerline connectivity between devices does not require the installation of new wires. This means that consumers are not required to incur the added expense and inconvenience of installing new wiring or hardware to achieve connectivity throughout their homes. Instead, consumers can network devices by simply plugging their devices into electrical sockets.


     Historically, many formidable obstacles stood in the way of achieving reliable, high-speed communications over the powerline. Powerlines were originally intended to carry only electricity. As a consequence, the powerline is a harsh environment for communications characterized by unpredictable noise, interference, resistance and too much delay. Furthermore, since it is a shared network, the powerline has traditionally been perceived as less secure than other media. However, these challenges have been overcome through recent technological developments in powerline connectivity to provide reliable, high-performance and secure communications.

  The HomePlug Alliance: Driving the Creation of a Powerline Standard Specification


     Industry-leading OEMs, technology suppliers and retailers are embracing powerline technology as a viable home connectivity solution. However, there remains a need for an industry standard and further consumer education. A uniform industry standard enables multiple companies to manufacture products that are compatible with each other based on standard specifications. In response to this need, HomePlug was formed in January 2000 as an independent trade association whose founding members are Advanced Micro Devices, Cisco Systems, Compaq, Conexant, Enikia, Intel, Motorola, Panasonic, Radio Shack Corporation, S3/Diamond Multimedia, Texas Instruments, 3Com and Intellon. The mission of HomePlug is to create open specifications for high-speed home powerline connectivity products and services. HomePlug seeks to accelerate the demand for these products and services through the sponsorship of market and user education programs. HomePlug is growing rapidly and now has 52 members, adding 39 members since its founding, including Analog Services, Broadcom, Ericsson, France Telecom, Hewlett-Packard, Sharp and Siemens.


  Intellon's PowerPacket Technology: Selected as HomePlug's Baseline Standard Specification

     HomePlug defined requirements for powerline connectivity which included performance and reliability characteristics it deems necessary for voice, data and multimedia applications. These requirements were incorporated into a request for proposal for technologies to be considered for the HomePlug baseline specification. The request for proposal was distributed in March 2000 to over 20 prospective powerline technology suppliers worldwide. Six technology proposals were submitted and underwent extensive technical analysis and laboratory and field testing. In June 2000, HomePlug announced that it had selected our PowerPacket technology as the baseline for its 1.0 standard specification.

THE INTELLON SOLUTION


     We are a leader in the design and development of integrated circuits for the home connectivity market based upon our selection by HomePlug as its 1.0 standard specification and based upon our technology. Our PowerPacket technology meets all the primary requirements for successful and widespread home connectivity. We have leveraged our more than 10 years of experience in characterizing the powerline for use as a communications medium to develop our Spread Spectrum Carrier, or SSC, products and most recently our PowerPacket technology. PowerPacket is an OFDM based technology that we implement as a complete silicon solution. Specifically, we have developed proprietary mathematical models and signal processing algorithms in order to enhance OFDM for use on the powerline. PowerPacket integrated circuits are incorporated by our customers into a broad range of digital products for the home. Our customers' products plug into the electrical socket. We believe our PowerPacket technology is well-positioned to become the industry standard for home connectivity over the powerline.


     Key elements of PowerPacket include:

     - Reliability and robustness. PowerPacket is designed to allow connectivity under any conditions every time an enabled device is plugged into any electrical socket in the home. PowerPacket operates reliably in the harsh powerline environment by analyzing and dynamically adapting to changing conditions such as radio interference, noise bursts and other disruptions common to the powerline. PowerPacket also incorporates a proprietary error correction capability that further enhances reliability.


     - High performance. PowerPacket currently supports data transmission rates up to 14 Mbps, which is sufficient to accommodate high-bandwidth communications of voice, video, audio and data. Through the use of advanced techniques such as adaptive signal processing and channel coding algorithms, coupled with the use of CMOS process technology, PowerPacket is able to dynamically adapt at high speeds in changing environments. As a result, we can achieve high performance and optimize the available bandwidth of the powerline for communications.



     - Cost effective. Our PowerPacket solution uses the most widely available advanced semiconductor technology. As a result, we are able to integrate many highly complex system functions on a single chip to create a cost-effective solution. We provide all of the components necessary for a fully-functional implementation of PowerPacket, including analog front end, back end, physical layer device, media access controller and related software. By incorporating our integrated circuits into their products, our OEM customers can design products more efficiently and achieve lower product cost.



     - Ease of implementation for OEMs. To make our PowerPacket products turn-key for the OEM, we also developed reference designs and accompanying software to enable device interconnectivity, thus allowing OEMs to avoid the cost and time required to develop their own software. Additionally, minimal circuitry is required for OEMs to incorporate our integrated circuits into their products, which may include products such as a personal computer or set top box.



     - Scalability. We believe that future generations of our PowerPacket technology can be scalable to higher data rates. We have successfully tested at 80 Mbps over wireless radio frequencies. PowerPacket is a technology that can scale in performance by taking advantage of additional available frequency bands. We believe we can further enhance PowerPacket through improved error correction, higher modulation rates and more efficient channel estimation to achieve higher data rates while maintaining compatibility with earlier versions of our technology. PowerPacket is also


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


designed so that we can leverage the progression of semiconductor process technology to finer geometries in order to achieve higher performance and lower costs.



     - Extensibility. Our product architecture has been designed to support industry standard interfaces such as media independent interface and can easily incorporate other interface standards such as universal serial bus, or USB, and peripheral component interconnect, or PCI. Our support of industry standard Ethernet and Internet protocol facilitates connectivity by enabling PowerPacket to bridge to other home network technologies such as HomePNA or Bluetooth.



     - Security. In order to allow OEMs to meet HomePlug requirements to provide a high level of security to the consumer, we embedded industry standard advanced encryption methods in our integrated circuits. Embedded encryption codes provide security to prevent the information intended for devices in one home from being viewed by others. The circuit that deciphers the encryption codes is embedded in our integrated circuits. In order for a device to decipher encrypted data, it must possess a unique digital password, or key, which is established for each networked home incorporating our products. As a result, PowerPacket creates a logical separation between powerline networks in adjacent homes.



     PowerPacket is a reliable, high-performance, cost-effective, easy to implement, scalable, extensible and secure home connectivity solution. PowerPacket enables connectivity between devices anytime, anywhere, to everywhere connected to the home powerline and does not require the installation of any new wires. Because it is a powerline technology, our solution is pervasive and easy to use. Just plug it in.


STRATEGY


     Our objective is to be the world leader in providing advanced communications integrated circuits and technology for home connectivity without the installation of new wires.


     Key elements of our strategy include:

     - Focus on high-growth home connectivity applications. Our focus is on products that target the rapidly growing home connectivity market. These products encompass entertainment, communications, productivity enhancement and control applications.


     - Broaden relationships with market leading OEMs. We intend to continue securing OEM market leaders and HomePlug members as customers for target applications. We have been successful in establishing relationships with leaders in multiple market segments including broadband access, digital consumer electronics, PCs and powerline network adapters for data and voice communications. By being the first to market with HomePlug compatible powerline integrated circuits, we expect to secure an advantageous position with our customers. By gaining early insight into new product opportunities, we expect to broaden our relationships and drive long-term revenue growth.


     - Maintain and expand our technology leadership. We intend to maintain our position as the baseline technology for the current version of the HomePlug 1.0 standard specification and expand to become the baseline specification for all future versions of the HomePlug specification. We intend to focus our research, development and engineering efforts on the continued advancement of our core OFDM technology platform. We also plan to continue to leverage a common set of proprietary IC building blocks and advanced design, verification and implementation methodologies for new product applications.


     - Leverage our core technology to improve existing applications and create new applications. We believe our OFDM technology, analog, digital and mixed-signal expertise and advanced design methodologies allow us to offer integrated circuits that are more highly integrated than competing technologies. By reducing component count and die size, we intend to combine additional functionality on a smaller single chip. We believe a single chip solution will spur the development of new applications.

     - Facilitate broad OEM and consumer adoption of the Intellon home connectivity solution. We intend to continue to work within HomePlug and other organizations to educate consumers about the benefits of powerline home connectivity, help shape future worldwide industry standards for home connectivity and achieve acceptance of our technology as the international standard for powerline home connectivity.


     - Expand into new markets and wireless. While neither we nor HomePlug, to date, have focused on enterprise applications, we believe that there is a significant opportunity for powerline connectivity in the small office and home office market. We believe that our PowerPacket technology can be incorporated into OEM products that address the needs of this market. Moreover, building on the strength and flexibility of our core technology, we intend to create a home connectivity solution for wireless media.


CORE TECHNOLOGY

     Our primary competitive advantage is our technology expertise in several key areas.


     - Digital and mixed-signal IC design capability. Our engineering design team is composed of digital and mixed-signal IC design experts with broad experience in logic design, verification and layout of highly complex digital and mixed-signal integrated circuits. Our team works with advanced and integrated development tools, enabling us to design our home connectivity integrated circuits for maximum performance using proven CMOS process technologies. This expertise has allowed us to achieve a high rate of success with the initial fabrication of working silicon.



     - Analog design capability. Our team of experienced analog design engineers has developed low-cost, high-performance analog front ends that complement our digital home connectivity integrated circuits. The analog front end provides the necessary signal conversion needed to couple the digital signals with the powerline or RF media.


     - Signal processing algorithms. Highly specialized communications signal processing algorithms are the foundation for all our high-speed home connectivity products. Our research and development team has been able to develop these algorithms as a result of their knowledge of advanced signal processing, analysis and simulation techniques. The algorithms provide the necessary conditioning to allow a high-speed digital signal to be transmitted and received reliably over the powerline.

     The combination of these core competencies has led to the development of our two core technologies, the PowerPacket and SSC communications platforms.

  PowerPacket Technology


     PowerPacket is based on OFDM, a system that utilizes multiple signals to carry data and is adaptable to environments with many impairments to communications, such as the powerline environment. These impairments include harsh multi-path reflections, large narrowband interference and impulse noise. We have implemented enhanced OFDM solutions that deliver data transmission rates of up to 14 Mbps over home powerlines and have successfully tested at 80 Mbps over wireless radio frequencies. We are currently conducting research and development to scale PowerPacket to higher levels of performance while maintaining compatibility with the existing version of the technology. In addition to powerline and wireless media, PowerPacket can also be implemented through other communications media found in the home such as twisted pair and coaxial cable. This flexibility and scalability should allow us to offer a broad range of solutions to meet a variety of future requirements in the market.


  Spread Spectrum Carrier Technology


     SSC technology is a method of spread spectrum communications suitable for point-to-point network communications. SSC is well suited for control network applications such as industrial control and home automation that require data rates up to several hundred or several thousand bits per second. Historically, spread spectrum communications systems have been used for secure communications or to overcome noise in the communications channel. However, spread spectrum systems have generally not been well suited for control network applications because of the relatively long period of time required to establish a communications link between points on the network. SSC technology solves this problem by using a specialized signal to establish a communications link very rapidly while preserving the ability to overcome noise. This provides substantial improvements in network and communication performance in comparison to other low-cost communication methods.


PRODUCTS


     We design, develop and market advanced communications integrated circuits that allow connectivity within the home without any new wires. We are currently marketing PowerPacket products for the home connectivity market that are designed to provide reliable data, voice and multimedia communications at speeds up to 14 Mbps over existing powerlines within the home. In addition, we sell a family of SSC products that have been adopted by the automotive industry as a leading solution for providing communications over existing wiring found within commercial transportation vehicles.


  PowerPacket Products


     We are currently marketing integrated circuits based on PowerPacket technology that we first introduced in February 2000. These integrated circuits are targeted at and optimized for high-speed home connectivity over the existing powerline. We expect OEMs to incorporate these integrated circuits in a wide variety of products that can deploy high-bandwidth connectivity within the home, including satellite and cable set-top boxes, Internet appliances, personal computers, home theater systems, digital audio products, cable modems, DSL modems and PDAs. The INT5130 and INT5121, in combination with the INT1000, described below, allow these devices to be connected at speeds of up to 14 Mbps over the powerline by simply plugging them into any electrical socket in the home. Our PowerPacket products include:



     - INT5130 -- The INT5130 is a powerline transceiver that provides physical layer communication over the powerline. Also incorporated into this design are the access control functions necessary to manage a shared media network and to provide support for data, voice and multi-media communications. This product will be used in a variety of consumer applications within the home including personal computers, digital audio products, cable modems, DSL modems, satellite and cable set-top boxes, Internet appliances and home theater systems. Prototype versions of this product are currently being sold to customers for use in their own product development activities. We expect to begin volume production of the INT5130 by the second quarter of 2001.


     - INT5121 -- The INT5121 will be comparable to the INT5130 in regard to data rate, reliability and noise immunity but will include an integrated USB interface. This will allow OEMs to reduce overall system design costs in powerline connected USB products. The INT5121 is currently under development. We expect to deliver this product in the second half of 2001.


     - INT1000 -- The INT1000 is a complementary product to the INT5130 and will be a complementary product to the INT5121. The INT1000 is an integrated analog-to-digital and digital-to-analog converter which is a required element of the analog circuitry needed to connect the INT5130 and the INT5121 to the powerline. The INT1000 will be sold to customers along with the INT5130 and the INT5121 as a complete integrated circuit solution. Prototype versions of the INT1000 are currently being sold to customers for use in their own product development activities in combination with the INT5130. We expect to begin volume production of the INT1000 by the second quarter of 2001.



     Additional PowerPacket integrated circuits in development are expected to be introduced in 2002 and are expected to be implemented as application specific standard products as well as semi-custom designs for specific customers. Our PowerPacket technology can be extended effectively to additional transmission media.


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  Spread Spectrum Carrier Products

     Our original SSC product line addresses a broad range of low-bandwidth communications over existing powerlines and wireless media. Some of our SSC products enable communications over existing wiring in commercial transportation vehicles. For example, our SSC products enable connectivity between the motorized truck cabs, or tractors, and the passive interchangeable trailers that are replaced as each new load is carried, or trailers, in order to monitor the anti-lock braking system. The U.S. Department of Transportation has mandated in March 1998 that all commercial trailers manufactured after March 2001 be equipped with this monitor capability. A transportation industry trade society has recommended the use of a solution that uses our SSC technology to address this mandate.

     Our current SSC products include:


     - SSC P485 -- The SSC P485 is a powerline transmitter and receiver, or transceiver, that provides a reliable and low-cost method of networking devices without new wire installation. The SSC P485 also contains signal conditioning circuitry and a simple host interface. The SSC P485 is used in applications in the transportation industry.



     - SSC P111 -- The SSC P111 is a complementary product to our SSC powerline transceivers. It provides the functions of output power amplifier and output tri-state switch for powerline transceiver products. The output power amplifier meets the requirements specified by the CEBus, or EIA-600, standard with reference to output voltage levels in both typical and low impedance powerline loads and incorporates over-temperature protection for improved system reliability. The SSC P111 is used in applications in combinations with all other SSC integrated circuits.


     - SSC P200 -- The SSC P200 PL network interface controller is a highly integrated SSC transceiver and channel access interface for implementing low-cost networking products. It provides the data link layer control logic for EIA-600 channel access using unacknowledged services, SSC transceiver, signal conditioning circuitry and a serial peripheral interface compatible host interface. The SSC P200 is used with a host microcontroller to construct simple sensor and actuator devices for use in lighting control, process monitoring, access control, point-of-sale, telemetry and other systems requiring low-cost network capability.

     - SSC P300 -- The SSC P300 PL network interface controller is a highly integrated powerline transceiver and channel access interface for implementing CEBus compatible products. It provides the data link layer control logic for EIA-600 channel access and communication services, a SSC powerline transceiver, signal conditioning circuitry, and a serial peripheral interface compatible host interface. The SSC P300 is used with a host microcontroller to construct CEBus compatible products for use in process monitoring, access control, point-of-sale, telemetry and other systems requiring low-cost network capability.

CUSTOMERS


     Most of our product revenue to date has come from the sale of our SSC products to industrial and transportation industry OEMs. We are targeting the sale of our PowerPacket powerline connectivity products to a broad range of communications, computing and consumer electronics OEMs. We are currently shipping PowerPacket integrated circuits to customers for evaluation purposes and we have received orders for volume shipments over extended periods, which we expect to begin shipping in the second quarter 2001. Because our PowerPacket products are not in volume production, we have not yet derived significant product revenue from these OEMs. However, we have achieved a number of design wins and are working closely with many of the leading communications, digital entertainment and consumer electronics companies some of which have resulted in orders for our PowerPacket integrated circuits.


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     The table below lists some of the major customers for SSC products and some of the OEMs with whom we have achieved design wins for our PowerPacket products. In addition, we have achieved design wins with other major OEMs.



                                                                             HOME
             HOME                                                        CONTROL/HOME
         CONNECTIVITY                   TRANSPORTATION                    AUTOMATION
         (POWERPACKET)                       (SSC)                           (SSC)
         -------------                  --------------                   ------------
             AT&T                            Bosch                            ABB
           Conexant                         Delphi                            AMP
           Fujitsu*                      Freightliner                      Ericsson
           Motorola*                        Haldex                     General Electric
           NETGEAR*                          Wabco                            IBM
           Philips*                      Wheel Monitor                     Microsoft
       Phonex Broadband*                                                    Philips
            Sanyo*
          S3/Diamond*
             3Com*


---------------

* Denotes a customer with whom we have achieved a design win for PowerPacket integrated circuits.


     Revenue from Microsoft and Conexant accounted for 49.1% and 33.4% of our revenue in 1999. Revenue from Conexant accounted for 88.2% of our revenue for the six months ended June 30, 2000. While we have long-term contracts with some customers, our products are generally sold pursuant to purchase orders.

STRATEGIC RELATIONSHIPS

     We have entered into a number of strategic relationships with key customers and technology leaders in order to accelerate the development and proliferation of our PowerPacket home connectivity solutions.


     In August 2000, we entered into an agreement with General Instrument Corporation, a subsidiary of Motorola (a HomePlug co-founder), for the development and promotion of Motorola's SURFboard DOCSIS Cable Modem platform incorporating our PowerPacket integrated circuits. We are required to make a nonrefundable payment to Motorola for the development program over the life of the development program (nine months). Motorola also purchased 1,375,000 shares of our Series C convertible preferred stock at $5.00 per share for a total of $6.9 million. We also granted Motorola a warrant to purchase an additional 500,000 shares of our common stock at $5.00 per share. The warrant vests and is exercisable on the achievement of milestones in the joint marketing and promotion program. The initial term of the agreement is 18 months. The agreement may be terminated (i) by either party for any reason with six months of prior written notice, (ii) by a party upon a material breach of any provision of the agreement where the breaching party fails to cure the breach within 30 days following notice of the breach from the other party, and (iii) by either party, in the event of an insolvency.



     In July 2000, we entered into an agreement with S3/Diamond Multimedia (a HomePlug co-founder) with an aggregate contract value to us of $19.7 million over 24 months for the supply of PowerPacket integrated circuits for use with S3/Diamond Multimedia products. S3/Diamond Multimedia is required to make minimum purchases under the contract of $3.4 million. The term of the agreement is two years, renewable successively for one year periods. Subject to the minimum purchase requirement, S3/Diamond Multimedia may terminate the agreement with or without cause at its sole discretion upon 90 days of prior written notice to us. Either party may terminate the agreement upon a material breach of any provision or observance of the agreement if the breach is left uncured for 30 days.



     In July 2000, we entered into a purchase order with Phonex Broadband (a HomePlug member) with an aggregate value of $17.2 million over 12 months for the delivery of PowerPacket integrated circuits.

Phonex Broadband has made a noncancelable commitment to purchase at least $3.9 million of PowerPacket integrated circuits, with the balance cancelable by Phonex Broadband without significant penalty.



     In July 1999, we entered into an agreement with Conexant (a HomePlug co-founder) to develop an 11 Mbps powerline connectivity integrated circuit. As part of this agreement, Conexant received the developed intellectual property, incorporating a license to develop integrated circuits based upon that intellectual property. Conexant will receive the current version of our PowerPacket technology and the right to purchase directly from our foundry, or its own foundry, integrated circuits incorporating the licensed technology. As part of the agreement, Conexant has made an equity investment in us of $5.3 million for 1.5 million shares of Series C convertible preferred stock at $3.50 per share and has paid us $5.0 million of non-recurring engineering fees and pre-paid royalties. Conexant is required to pay us a royalty based on the net sales of products using the licensed technology. We granted Conexant an exclusive license to the licensed intellectual property until December 31, 2000. The agreement continues indefinitely, unless earlier terminated by either party
(i) upon a material breach of any material provision of the agreement if left uncured for 45 days, (ii) upon the bankruptcy or insolvency of one of the parties or (iii) upon written notice in the event that HomePlug does not ratify our technology as its 1.0 standard specification.



     In September 1998, we entered into an agreement with Microsoft in connection with our development of a communications integrated circuit for Microsoft for data rates of up to 2 Mbps, and the license for its use with future Microsoft home and office networking products. Microsoft paid us $6.0 million for the license and agreed to pay a royalty based on any future sales of integrated circuits using the licensed technology. The initial license was restricted in its field of use to specified home and office applications. However, upon payment in the future of an additional license fee of $20.0 million, this field of use restriction would terminate. The agreement has not generated any royalties to date and we do not expect additional license fees to be generated. The agreement continues indefinitely unless terminated according to its terms. Microsoft may terminate the agreement for any reason, with or without cause, upon written notice. Either party may suspend performance or terminate the agreement upon written notice if a party is in material breach of any provision of the agreement and fails to cure such breach within sixty days after written notice.


SALES AND MARKETING

     Our sales and marketing strategy is to achieve design wins with the top five OEMs in each of our targeted market segments by utilizing our direct sales team with support from our applications and engineering resources. We intend to expand our sales efforts with OEMs by establishing key relationships with broadband services and content providers as well as retail channel participants. We plan to address the remaining opportunities in the market through independent distribution partners worldwide. As our revenue base grows, we plan to employ field applications engineering resources at strategic customer locations to provide on-site support and to facilitate ongoing business. In addition, we will license our technology to HomePlug members pursuant to the HomePlug Alliance agreement, as well as to strategic partners on a selective basis, to facilitate the development of the powerline home connectivity market.


     We sell our products to customers worldwide through direct sales offices located in San Jose, California and Ocala, Florida. We have independent distributors in Brazil, Germany, Hong Kong, Singapore, South Africa and Taiwan. Sales to independent distributors are currently not subject to price protection or right of return provisions. In addition, working with both HomePlug and other industry associations, we continually seek to further educate consumers as to the benefits of powerline home connectivity. Our marketing efforts include participation in industry trade shows, technical conferences and technology seminars and the publishing of product information, white papers, application notes, press releases and technical articles. We will continue to promote the powerline as the most compelling home connectivity solution.

RESEARCH AND DEVELOPMENT

     We have assembled a core team of experienced engineers and technologists. We have spent over ten years analyzing and characterizing the powerline as a communications medium. As of July 31, 2000, we had 32 research and development employees focused on developing powerline and communications systems technology. These employees are involved in advancing our core PowerPacket technology, as well as applying this technology to new applications and media.

     Our ability to further enhance the performance, integration and cost effectiveness of PowerPacket is essential to our growth. As a result, we plan to increase research and development staffing in 2000 and 2001. Research and development expense for the fiscal years ended 1997, 1998 and 1999 and the six months ended June 30, 2000 was $3.0 million, $2.8 million, $4.9 million and $3.3 million. We expect that research and development spending will continue to increase for the foreseeable future.

MANUFACTURING


     We outsource the fabrication, assembly and testing of our integrated circuits. Our fabless manufacturing model allows us to focus on our core competencies of product design and development. We manage the production of our integrated circuits through our operations group.



     We currently outsource semiconductor fabrication to Chartered Semiconductor, an independent wafer foundry. We have qualified another supplier of foundry services, United Microelectronics which we expect may produce the next generation of PowerPacket wafers as early as the second half of 2001. We believe that having a second source will help maintain sufficient capacity on favorable terms. We do not have long-term supply agreements with either Chartered Semiconductor or United Microelectronics. We use CMOS manufacturing process technology to take advantage of that technology's cost effectiveness, broad availability, ease of integration and scalability.



     Our qualified vendor for the assembly and testing of our PowerPacket integrated circuits is United Test and Assembly Center. Our qualified vendor for assembly of our SSC integrated circuits is Carsem Semiconductor. We are in the process of qualifying Carsem as another supplier of assembly and testing services for our PowerPacket integrated circuits. We expect Carsem Semiconductor will be qualified to assemble and test our PowerPacket products as early as the second half of 2001.


COMPETITION


     We face competition from other suppliers of powerline connectivity solutions, including HomePlug members. We believe the specific factors that will drive competition for powerline IC sales to OEMs include speed, reliability and robustness, performance, cost effectiveness, ease of implementation, security, scalability, extensibility, time to market and whether or not the solution is standard compliant. Our selection by HomePlug supports our belief that we compete favorably with respect to these competitive factors. Our principal competitors supplying powerline connectivity integrated circuits include Adaptive Networks, Cogency Semiconductor, DS2, Enikia, Inari and Itran. Although none of these companies currently supply HomePlug compliant products, each may be able to enhance its competitive position by being first to market with a non-HomePlug standard product, by making enhancements to its current product or by capturing the next generation of the HomePlug standard specification. As a HomePlug member, we could be required to license our technology to a competitor who might then develop a product that competes with ours.



     Pursuant to the HomePlug Powerline Alliance agreement dated March 2000, we are obligated to grant limited licenses to each of the other members of HomePlug covering the HomePlug baseline specification of PowerPacket and any future contributions developed by us and adopted by HomePlug. We receive royalties and license fees from licensees. Licenses must be granted on a nonexclusive, irrevocable, non-transferable, non-sublicenseable worldwide basis upon terms that are reasonable and nondiscrimina-tory. The baseline for the HomePlug 1.0 standard specification consists of the electrical characteristics and protocols of physical interfaces, the related signals and the testing results of these specifications in powerline home connectivity. Under our license and development agreements, including the HomePlug Powerline Alliance agreement, we retain title to our licensed patents, patent applications and other licensed technology, and to any improvements that we develop. Both parties to these license agreements generally will jointly own any improvements to the licensed patents, patent applications and other licensed technology that are developed jointly.


     As a provider of powerline home connectivity integrated circuits, we face additional competition from other home connectivity technologies such as twisted pair cable, coaxial cable and wireless media. Despite the broad array of different technologies deployed to date, we believe those technologies that do not require new wires such as HomePNA, HomeRF, 802.11 and other wireless alternatives, will provide the strongest competition to powerline solutions. Although several of these competing technologies have already been introduced in the market, none has achieved widespread adoption. We believe the principal factors driving competition between home connectivity technologies include pervasiveness, performance, reliability, ease of use and cost effectiveness. We believe powerline based home connectivity solutions will compete favorably with respect to each of these competitive factors. Our principal competitors that supply integrated circuits based on alternative home connectivity technologies include Advanced Micro Devices, Broadcom, Conexant, Intel, Lucent and Texas Instruments.


PATENTS AND INTELLECTUAL PROPERTY

     We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Our intellectual property is covered by 10 issued United States patents, 16 pending United States patent applications and three foreign patents.


     Although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, third parties could assert infringement claims against us or seek an injunction on the sale of any of our products in the future. If such infringement were found to exist, we may attempt to acquire the requisite licenses or rights to use such technology or intellectual property. However, we cannot assure you that such licenses or rights could be obtained on favorable terms or at all. The United States patents have expiration dates ranging from 2009 to 2020. The international patents have expiration dates ranging from 2006 to 2013.


EMPLOYEES

     We had 65 full-time employees as of July 31, 2000. None of our employees is represented by a labor union. We believe that our relationship with our employees is good.

PROPERTIES

     Our principal executive offices are located in Ocala, Florida in approximately 23,050 square feet of commercial office space pursuant to leases that in August 2000 were extended until December 2001. We also lease 444 square feet of commercial office space in San Jose, California, pursuant to a lease that expires in November 2000 and is subject to renewal. We believe that our facilities are adequate to meet our current needs.

LEGAL PROCEEDINGS


     On July 19, 2000, Vehicle Enhancement Systems, Inc. commenced an action against us, arising out of a confidentiality agreement between us and Vehicle Enhancement related to our PLC4TRUCKS. The confidentiality agreement was entered into in connection with evaluating a possible development project. PLC4TRUCKS is a consortium of companies in the heavy trucking and transportation industry formed to jointly fund and develop a solution for tractor to trailer communications to address a mandate by the federal government for in-cab trailer anti-lock braking system warning lights. The suit alleges breach of contract accompanied by fraud, misappropriation of trade secrets, unjust enrichment and unfair and deceptive trade practices resulting from our alleged improper disclosure to the trucking industry of information which Vehicle Enhancement claims is covered by the confidentiality agreement. Vehicle Enhancement has requested treble and punitive damages based upon our revenues from PLC4TRUCKS. The action has been removed to federal court (Civil Action No. 0:00-2568-17, U.S. District Court South Carolina). We are vigorously defending the action.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information with respect to our executive officers, key employees and directors.

NAME                                           AGE                       POSITION
----                                           ---                       --------
James E. Vander Mey..........................  58     Chairman of the Board
Horst G. Sandfort............................  58     President, Chief Executive Officer and Director
Bryan R. Carr................................  45     Senior Vice President and Chief Financial
                                                      Officer
William E. Earnshaw..........................  40     Senior Vice President of Engineering
D. Eric Buffkin..............................  37     Vice President of Business Development
Robert M. Ciaraldi...........................  55     Vice President of Operations
Caroline T. Davis............................  51     Vice President/Controller
Lawrence W. Yonge III........................  42     Vice President of Research
Michael E. Barker(1)(2)......................  53     Director
Walter J. Gill(1)............................  65     Director
Charles E. Harris(1)(2)......................  53     Director
Robert C. Ketterson, Jr.(2)..................  36     Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     James E. Vander Mey founded Intellon in 1989 and currently serves as its Chairman of the Board. Prior to founding Intellon, Dr. Vander Mey counseled and invested in several technology start-up companies. From 1977 to 1983, Dr. Vander Mey was founder, Chairman of the Board and President of Integral Data Systems, Inc., a high technology printer company. In 1983, IDS was sold to DataProducts Corporation. From 1974 to 1977, Dr. Vander Mey was director of Network Product Development for Codex Corporation, where he directed the development of advanced communications network products. Prior to that, Dr. Vander Mey was a professor of computer science at the University of Illinois and Pennsylvania State University. Prior to 1969, Dr. Vander Mey served as a Captain in the U.S. Air Force. Dr. Vander Mey holds a Ph.D. and an M.S. in computer science from Pennsylvania State University. Dr. Vander Mey holds a B.S. in physics from Wheaton College.


     Horst G. Sandfort has been President, Chief Executive Officer and a director since June 1997. Prior to joining Intellon, from 1994 to 1997, Mr. Sandfort was President of the Gatefield Division at Zycad Corporation. From 1992 to 1994, he was the Executive Vice President of Geographic Markets for LSI Logic Corporation. From 1989 to 1992, Mr. Sandfort held the position of President and Chief Executive Officer for LSI Logic Europe PLC, and from 1984 to 1989, he was the Managing Director of LSI Logic GmbH in Munich, Germany. From 1968 to 1984, Mr. Sandfort held international sales, marketing and management positions with Schlumberger S.A., Fairchild Semiconductor, Litronix Corporation and Texas Instruments. Mr. Sandfort is a director of Gatefield Corporation.



     In August 1994, Mr. Sandfort filed a civil action in Germany against LSI Logic GmbH for wrongful termination of his employment and breach of contract. LSI responded with a civil action in California against Mr. Sandfort to collect on promissory notes and for breach of fiduciary duty, fraud and conversion of corporate assets while he was Managing Director of LSI's German operations. In order to take advantage of the German discovery process for use in its California action against Mr. Sandfort, LSI successfully petitioned a German prosecutor, pursuant to German law, to institute a preliminary criminal discovery proceeding in Germany. On January 13, 1998, a $3.7 million judgment was rendered in favor of LSI in the California case. Mr. Sandfort and LSI have reached a settlement agreement in respect to the collection of the California judgment, which is currently outstanding. Mr. Sandfort may pay the settlement amount by any means. However, pursuant to the agreement, Mr. Sandfort has agreed that after the offering, following the expiration of his 180 day lock-up and other restrictions, he will use his best efforts to sell enough of the shares he holds in Intellon to satisfy any remaining settlement amount. Assuming a price per share of $12.00 per share, the sale of 308,333 shares would satisfy the obligation. The German civil case has been dismissed by agreement between the parties, and the German criminal discovery proceeding was dismissed on August 30, 2000 after Mr. Sandfort paid $49,000 to a German charity and $49,000 to the court pursuant to a German statute which permits settlement of such proceedings without any finding or imputation of guilt or wrongdoing. In connection with Mr. Sandfort's employment with Intellon, the board of directors appointed a special committee which retained Holland & Knight, as outside special counsel, to conduct an independent investigation of the allegations as well as the manner in which Mr. Sandfort's defense was conducted. Based on this investigation, the special counsel concluded that had Mr. Sandfort's defense been better financed to enable him to employ legal counsel familiar with German law and business customs, the court likely would not have found Mr. Sandfort liable. The special committee and the board of directors unanimously expressed confidence in the continued service of Mr. Sandfort as Chief Executive Officer of Intellon.


     Bryan R. Carr has been Chief Financial Officer since May 1999. Mr. Carr was also Vice President from May 1999 to May 2000 when he became Senior Vice President. From 1995 to 1999, Mr. Carr was Chief Operating Officer, Chief Financial Officer, Treasurer and a director of The Network Connection, Inc. From 1981 to 1995, he held management positions with LXE, Inc., UTL Corporation and Coopers & Lybrand. Mr. Carr holds a B.B.A. in accounting from West Texas State University.

     William E. Earnshaw has been Senior Vice President of Engineering since May 2000. From 1994 to May 2000, Mr. Earnshaw was Vice President of Engineering. From 1991 to 1994, Mr. Earnshaw was Vice President of Engineering for Computer Products, Inc. From 1987 to 1991, Mr. Earnshaw was a manager of advanced systems at Modular Computer Systems, Inc. From 1985 to 1987, Mr. Earnshaw was a data communications consultant at Siemens Information Systems. Mr. Earnshaw began his career as an electrical engineer at the Naval Facilities Engineering Command in Norfolk, Virginia. Mr. Earnshaw holds an M.B.A. and a B.S. in electrical engineering technology from Old Dominion University.

     D. Eric Buffkin has been Vice President of Business Development since January 2000. From 1994 to 1999, Mr. Buffkin was Vice President of Marketing. From 1991 until 1994, Mr. Buffkin was Director of Applications and Strategic Marketing. From 1988 to 1991, Mr. Buffkin was a technical resource manager at Motorola in its worldwide marketing division, semiconductor product sector. From 1985 to 1987, Mr. Buffkin was a design engineer for Mellotron Inc. and for Vitro Services Corporation. Mr. Buffkin holds an M.B.A. from Rollins College and a B.S. in electrical engineering from the University of Florida.

     Robert M. Ciaraldi has been Vice President of Operations since May 2000. From 1998 to May 2000, Mr. Ciaraldi was Director of Operations. From 1995 to 1998, Mr. Ciaraldi was Manufacturing Manager and Director of Manufacturing. From 1985 to 1995, Mr. Ciaraldi was Director of Materials, Manufacturing and MIS at the RTP Division of Computer Products, Inc. Mr. Ciaraldi has over 27 years of materials, distribution, manufacturing and human resource management experience executing successive programs in various electronics industries.

     Caroline T. Davis has been Vice President/Controller since May 2000. From 1994 to May 2000 Ms. Davis was Controller. From 1987 to 1994, Ms. Davis was Vice President and Controller of Mid-State Federal Savings Bank, a financial services company. From 1982 to 1987, Ms. Davis was in public accounting with Duggan Joiner & Company. Ms. Davis is a Certified Public Accountant and holds a B.A. from the University of South Florida.

     Lawrence W. Yonge III has been Vice President of Research and Development since May 2000. From 1997 to May 2000, Mr. Yonge was Director of Technology. From 1989 to 1997, Mr. Yonge was an engineering consultant to Intellon and other communication product companies. From 1983 to 1989, he was a co-founder and former president of Raydx Satellite Systems, Inc. From 1980 to 1983, Mr. Yonge was a design engineer at Microdyne Corporation. Mr. Yonge holds a B.S. in engineering from LeTourneau University.

     Michael E. Barker became a director in September 1996. From 1996 to the present, he was a venture partner of TL Ventures III. From 1989 to 1996, Mr. Barker was a principal and head of operations of Odyssey Partners in New York. He was also a director of other portfolio companies, including Caldor and Thomas Built Buses. Prior to 1989, Mr. Barker was an executive with Avon, Micom, Burroughs, Digital and GTE. He holds an M.B.A. and a B.S. from Arizona State University.

     Walter J. Gill has been a director since July 1994. Mr. Gill also has been on the board of directors of Network Equipment Technologies, Inc. since 1983 and until 1999 was Chairman of the Board at Sierra Digital Communications, Inc. In 1983, Mr. Gill co-founded and was Vice President of Engineering and Chief Technology Officer of Network Equipment Technologies. From 1971 to 1983, Mr. Gill was Chief Engineer of the Telecommunications Division at Avantek.

     Charles E. Harris has been a director since May 1994. Mr. Harris has been the Vice Chairman and Chief Financial Officer of Starwood Vacation Ownership, Inc., a vacation property management company, since 1997. Mr. Harris has been President and Chief Executive Officer of Synagen Capital Partners, Inc., a merchant banking firm, since 1989, and was President and Chief Executive Officer of Allen C. Ewing & Co., an investment banking firm, from 1995 to 1999. Prior to that, Mr. Harris was engaged in the private practice of law and served as Chairman of the Board and Chief Executive Officer of Mid-State Federal Savings Bank and Senior Vice President and General Counsel of Sun Banks, Inc. He was also an Assistant Professor at the University of Florida College of Law. He received his B.A. from the University of Florida, and his J.D. from the Harvard Law School.


     Robert C. Ketterson, Jr. has been a director since July 1994. Mr. Ketterson has been Group Managing Director of Fidelity Ventures Telecommunications & Technology since May 2000, and since 1992 has held various positions with that company. Mr. Ketterson currently serves on the boards of directors of HarvardNet, Arepa.com, Adero, Apogee Networks, NetSuite Development and PakNetx. Mr. Ketterson also represents Fidelity's investments in InterNAP, Webspective, Nuance, FutureTense and Nexabit. Before joining Fidelity Ventures Telecommunications & Technology in 1992, Mr. Ketterson was a case manager in the high technology practice of The Boston Consulting Group and was also a product marketing manager for personal computer products at VLSI Technology, Inc. He holds an M.B.A. from the Sloan School of the Massachusetts Institute of Technology and a B.S. in computer engineering and a B.A. in marketing from the University of Arizona.


BOARD OF DIRECTORS AND OFFICERS


     The size of the board of directors is currently set at six. Current directors hold office until the next annual meeting of shareholders, at which time their terms will expire and successors are to be elected. However, the board of directors has adopted, and has recommended to our shareholders for approval, an amendment to our charter documents which creates a classified board of directors. As amended, our charter documents divide our board of directors into three equal classes. On the effective date of this offering, Class I directors to serve for a one year term will be Walter J. Gill and Horst G. Sandfort. Class II directors to stand for election at the first annual meeting of shareholders after the effective date of this offering and serve for a two year term will be Robert C. Ketterson and Michael E. Barker. Class III directors to stand for election at the second annual meeting of shareholders after the effective date of this offering and serve for a three year term will be Charles
E. Harris and James E. Vander Mey.


AUDIT COMMITTEE

     The audit committee makes recommendations to the board of directors about the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and evaluates our internal controls. The audit committee consists of Charles E. Harris, Chairman, Michael E. Barker and Robert C. Ketterson, Jr.

COMPENSATION COMMITTEE

     The compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock option plans and makes recommendations to the board of directors about compensation matters. The compensation committee consists of Walter J. Gill, Chairman, Michael E. Barker and Charles E. Harris.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Decisions about executive compensation are made by the compensation committee. No member of the compensation committee or executive officer of our company has an interlocking relationship with executive officers or directors of another company.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by, or paid to our chief executive officer and the other four most highly paid executive officers, each of whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                        ANNUAL COMPENSATION     --------------------
                                        --------------------    NUMBER OF SECURITIES     ALL OTHER
                                         SALARY      BONUS       UNDERLYING OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION               ($)         ($)               (#)                 ($)
---------------------------             --------    --------    --------------------    ------------
Horst G. Sandfort, President and Chief
  Executive Officer...................  $240,000    $145,487(1)       158,995             $52,257(2)
Bryan R. Carr, Senior Vice President
  and Chief Financial Officer.........   101,750(3)   10,650          300,000              86,740(4)
William E. Earnshaw, Senior Vice
  President of Engineering............   136,000      42,235          100,000                  --
D. Eric Buffkin, Vice President of
  Business Development................   124,000       6,624           80,000                  --
Lawrence W. Yonge, III, Vice President
  of Research.........................   115,000      16,314           50,000                  --

---------------
(1) Mr. Sandfort received a bonus of $125,000 in July 2000.

(2) Temporary housing expenses reimbursed to Mr. Sandfort in 1999.

(3) Mr. Carr joined us in May 1999. His annual compensation in 1999 was $165,000. Mr. Carr received a bonus of $50,000 in July 2000.

(4) Reimbursement for relocation expenses.

     The following table provides information with respect to individual grants of stock options for shares of our common stock to the named executive officers during fiscal year 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS

                                            INDIVIDUAL GRANTS
                          ------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                           NUMBER OF       PERCENT OF                                AT ASSUMED ANNUAL RATES
                          SECURITIES     TOTAL OPTIONS     EXERCISE                OF STOCK PRICE APPRECIATION
                          UNDERLYING       GRANTED TO      OR BASE                       FOR OPTION TERM
                            OPTIONS       EMPLOYEES IN      PRICE     EXPIRATION   ---------------------------
NAME                      GRANTED (#)     FISCAL YEAR       ($/SH)       DATE        5% ($)          10% ($)
----                      -----------   ----------------   --------   ----------   -----------     -----------
Horst G. Sandfort.......     35,000           2.46%          1.90       1/21/09     $ 41,800        $106,000
                              2,495           0.18           1.90       1/26/09        3,000           7,600
                             40,000           2.81           1.90       4/12/09       47,800         121,000
                             36,000           2.53           1.90       7/15/09       43,000         109,000
                             45,500           3.20           1.90      10/14/09       54,400         137,800
Bryan R. Carr...........    300,000          21.07           1.90       5/19/09      358,500         908,400
William E. Earnshaw.....    100,000           7.02           1.90       1/21/09      119,500         302,800
D. Eric Buffkin.........     80,000           5.62           1.90       1/21/09       95,600         242,200
Lawrence W. Yonge,
  III...................     50,000           3.51           1.90       1/21/09       59,700         151,400

                         FISCAL YEAR-END OPTION VALUES

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR


     The following table provides information with respect to the named executive officers concerning the exercise of options during the fiscal year 1999 and the number of shares of "vested" and "unvested" stock options. The value of "in-the-money" stock options is based on an offering price of $12.00 per share and net of the option exercise price.



                                                           NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED        IN-THE-MONEY
                                                                OPTIONS AT               OPTIONS AT
                             SHARES                          FISCAL YEAR END           FISCAL YEAR END
                           ACQUIRED ON        VALUE       ----------------------   -----------------------
NAME                      EXERCISE (#)     REALIZED ($)    VESTED      UNVESTED      VESTED      UNVESTED
----                     ---------------   ------------   ---------    ---------   ----------   ----------
Horst G. Sandfort......        --              $ --        668,795      600,000    $6,682,030   $6,060,000
Bryan R. Carr..........        --                --             --      300,000            --    3,030,000
William E. Earnshaw....        --                --        118,000      132,000     1,290,800    1,333,200
D. Eric Buffkin........        --                --        113,000      115,000     1,215,700    1,162,550
Lawrence W. Yonge,
  III..................        --                --         47,000      138,000       474,700    1,393,800


INTELLON CORPORATION 1991 EMPLOYEE INCENTIVE PLAN

     The Intellon amended and restated employee incentive plan was adopted by shareholders on October 4, 1991. The purpose of the 1991 plan is to attract and retain officers, key employees and consultants, motivate and reward good performance, and to encourage these individuals to continue to exert their best efforts on our behalf. The 1991 plan is administered by the Compensation Committee. The Compensation Committee may issue both incentive stock options and nonstatutory stock options under the 1991 plan. Unless otherwise indicated, options will be incentive stock options. Options have a maximum term of 10 years and are not transferrable, except by the laws of descent and distribution. Options vest according to a schedule set by the Compensation Committee, generally over a period of five years. Options vest immediately upon a "change in control" (as defined in the plan), in some situations upon death of the optionee, and in the event of an initial public offering. In the case of incentive stock options, all options granted must be granted within 10 years of the date of adoption of the plan. The Compensation Committee shall determine which employees are eligible to receive incentive stock options. No employee who possesses more than 10% of the combined voting power of the stock may participate unless his options have a term of five years or less, and the exercise price for his options is 110% of fair market value of the shares on the date of grant. 8,500,000 shares of common stock are authorized for issuance under the 1991 plan, of which 6,195,545 have been granted and 2,304,455 shares are available for option grants as of July 31, 2000.

INTELLON CORPORATION 1997 DIRECTOR STOCK OPTION PLAN

     The Intellon Corporation director stock option plan was adopted by shareholders on September 19, 1997. The purpose of the 1997 plan is to maintain our ability to attract and retain the services of experienced and highly qualified non-employee directors and to enhance shareholder value by more closely aligning the interests of non-employee directors with those of shareholders. Only directors may participate. The 1997 plan is administered by the Compensation Committee. The exercise price of options shall be determined by the Compensation Committee. Options have a maximum term of 10 years and are not transferrable, except by the laws of descent and distribution, or waiver by Intellon. Options vest according to a schedule set by the Compensation Committee, generally over a period of five years. Options vest immediately upon a "change in control" (as defined in the plan), in some situations upon death of the optionee, and in the event of an initial public offering. 750,000 shares of common stock are authorized for issuance under the 1997 plan, of which 445,000 have been granted and 305,000 shares are available for option grants as of July 31, 2000.

DIRECTOR COMPENSATION

     We reimburse directors for out-of-pocket and travel expenses incurred while attending board of director and committee meetings. Mr. Gill is paid $500 per meeting that he attends in person or by conference call.

EMPLOYMENT AGREEMENTS


     Dr. Vander Mey's employment agreement provides for a base salary of $100,000. Upon any termination of employment, Dr. Vander Mey has agreed not to compete with us or solicit our clients or employees for a period of one year. In addition, Dr. Vander Mey executed confidentiality and nondisclosure agreements subsequent to his employment.


     Mr. Sandfort's employment agreement provides for a base salary of $240,000 per year. Pursuant to his compensation agreement, Mr. Sandfort received an option to purchase 1,000,000 shares of common stock and $100,000 as a signing bonus. Until February 28, 2002, Mr. Sandfort participates in an annual incentive compensation program that provides a target level of potential incentive compensation of at least $160,000 per year, payable in quarterly installments. As part of his employment agreement, Mr. Sandfort executed confidentiality and nondisclosure agreements.

     Mr. Carr's employment agreement provides for a base salary of $165,000 per year. Pursuant to his employment agreement, Mr. Carr received an option to purchase 300,000 shares of common stock. Upon completion of this initial public offering, Mr. Carr shall receive a cash bonus of not less than 100% of his annual wages. Mr. Carr is eligible for an annual bonus of $30,000 or more per year in quarterly installments based on goals mutually agreed upon by Mr. Carr and the board of directors. Irrespective of his performance goals, Mr. Carr shall be paid not less than $10,000 per year incentive compensation paid in quarterly installments of $2,500. In addition, Mr. Carr executed confidentiality and non-disclosure agreements.

                              CERTAIN TRANSACTIONS



     The following is a summary of certain transactions since January 1, 1999 involving Intellon and our executive officers, directors or 5% shareholders, in which such persons had a direct or indirect material interest. We believe that each of these transactions was made on terms at least as fair to us as could have been obtained from unaffiliated third parties.



     In August 2000, we entered into an agreement with General Instrument Corporation, a subsidiary of Motorola (a HomePlug co-founder), for the development and promotion of Motorola's SURFboard DOCSIS Cable Modem platform incorporating our PowerPacket integrated circuits. We are required to make a nonrefundable payment to Motorola for the development program over the life of the development program (nine months). Motorola also purchased 1,375,000 shares of our Series C convertible preferred stock at $5.00 per share for a total of $6.9 million. We also granted Motorola a warrant to purchase an additional 500,000 shares of our common stock at $5.00 per share. The warrant vests and is exercisable on the achievement of milestones in the joint marketing and promotion program. The initial term of the agreement is 18 months. The agreement may be terminated (i) by either party for any reason with six months of prior written notice, (ii) by a party upon a material breach of any provision of the agreement where the breaching party fails to cure the breach within 30 days following notice of the breach from the other party, and (iii) by either party, in the event of an insolvency. Motorola did not own any of our shares prior to this transaction.



     In July 2000, we entered into an agreement with S3/Diamond Multimedia (a HomePlug co-founder) with an aggregate contract value to us of $19.7 million over 24 months for the supply of PowerPacket integrated circuits for use with S3/Diamond Multimedia products. S3/Diamond Multimedia is required to make minimum purchases under the contract of $3.4 million. The term of the agreement is two years, renewable successively for one year periods. Subject to the minimum purchase requirement, S3/Diamond Multimedia may terminate the agreement with or without cause its sole discretion upon 90 days of prior written notice to us. Either party may terminate the agreement upon a material breach of any provision or observance of the agreement if the breach is left uncured for 30 days. S3/Diamond Multimedia did not own any of our shares prior to this transaction.



     In July 1999, we entered into an agreement with Conexant (a HomePlug co-founder) to develop an 11 Mbps powerline connectivity integrated circuit. As part of this agreement, Conexant received the developed intellectual property, incorporating a license to develop integrated circuits based upon that intellectual property. Conexant will receive the current version of our PowerPacket technology and the right to purchase directly from our foundry, or its own foundry, integrated circuits incorporating the licensed technology. As part of the agreement, Conexant has made an equity investment in us of $5.3 million for 1.5 million shares of Series C convertible preferred stock at $3.50 per share and has paid us $5.0 million of non-recurring engineering fees and pre-paid royalties. Conexant is required to pay us a royalty based on the net sales of products using the licensed technology. We granted Conexant an exclusive license to the licensed intellectual property until December 31, 2000. The agreement continues indefinitely, unless earlier terminated by either party
(i) upon a material breach of any material provision of the agreement if left uncured for 45 days, (ii) upon the bankruptcy or insolvency of one of the parties or (iii) upon written notice in the event that HomePlug does not ratify our technology as its 1.0 standard specification. Conexant did not own any of our shares prior to this transaction.

                               PRINCIPAL SHAREHOLDERS

     The following table contains information as of August 31, 2000 about the beneficial common stock ownership of our (a) directors and executive officers,
(b) directors and executive officers as a group, and (c) 5% beneficial owners.


                                                                              PERCENTAGE OF SHARES OF
                                                                                   COMMON STOCK
                                                      NUMBER OF SHARES OF       BENEFICIALLY OWNED
                                                         COMMON STOCK        -------------------------
                                                         BENEFICIALLY        BEFORE THE     AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER                       OWNED(1)           OFFERING     OFFERING(1)
------------------------------------                  -------------------    ----------    -----------
James E. Vander Mey(2)(3)...........................       6,030,021            21.0%         17.3%
Robert C. Ketterson, Jr.(2)(4)......................       4,380,763            15.3          12.6
Fidelity Investors III Limited Partnership(5).......       3,953,687            13.8          11.3
  82 Devonshire St.
  Boston, Massachusetts 02109-3605
Technology Leaders II(6)............................       1,992,402             7.0           5.7
  430 Devon Park Drive, Suite 800
  Wayne, Pennsylvania 19087
Motorola, Inc.(7)...................................       1,875,000             6.5           5.3
  101 Tournament Drive
  Horsham, Pennsylvania 19044
Horst G. Sandfort(2)(8).............................       1,732,795             5.7           4.8
Conexant Systems Inc................................       1,500,000             5.3           4.3
  4311 Jamboree Road
  Newport Beach, California 92660
S3 Incorporated.....................................       1,500,000             5.3           4.3
  2841 Mission College Blvd.
  Santa Clara, California 95054
Compaq Computer Corporation.........................       1,394,778             4.9           4.0
  20555 State Highway 249
  Houston, Texas 77269-2000
Electris Finance S.A................................       1,344,087             4.7           3.9
  1251 Avenue of the Americas
  New York, NY 10020
Bryan R. Carr(2)(9).................................         705,000             2.4           2.0
William E. Earnshaw(2)(9)...........................         590,000             2.0           1.7
Charles E. Harris(2)(10)............................         432,170             1.5           1.2
Lawrence W. Yonge III(2)(9).........................         300,000             1.0           0.9
D. Eric Buffkin(2)(11)..............................         280,000             1.0           0.8
Robert M. Ciaraldi(2)(9)............................         150,000               *             *
Caroline T. Davis(2)(9).............................         150,000               *             *
Walter J. Gill (2)(9)...............................         110,000               *             *
Michael E. Barker(2)(9).............................         100,000               *             *
Directors and executive officers as a group (12
  persons)(12)......................................      14,960,749            45.4%         38.2%


---------------
 *  Less than 1%.

 (1) Except as indicated, persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them, subject to community property laws where applicable.

 (2) C/o Intellon Corporation, 5100 West Silver Springs Boulevard, Ocala, Florida 34482.

 (3) Includes 225,000 shares issuable on exercise of outstanding options exercisable within 60 days.

 (4) Includes 427,076 shares owned by FTT II Principals LLC of which Mr. Ketterson is a member. Mr. Ketterson disclaims beneficial ownership of such shares except to the extent of his proportionate interest. Includes 3,953,687 shares owned by Fidelity Investors III Limited Partnership, of which Mr. Ketterson is a limited partner. Mr. Ketterson disclaims beneficial ownership of such shares, except to the extent of his proportionate interest.

 (5) Includes 110,000 shares issuable on exercise of outstanding options exercisable within 60 days.

 (6) Includes 1,110,364 shares owned by Technology Leaders II, L.P. and 882,038 shares owned by TL Ventures Fourth Corp.

 (7) Includes 500,000 shares issuable on exercise of outstanding warrants exercisable within 60 days.


 (8) Includes 1,732,795 shares issuable on exercise of outstanding options exercisable within 60 days.


 (9) All shares issuable on exercise of outstanding options exercisable within 60 days.

(10) Includes 55,000 shares issuable on exercise of outstanding options exercisable within 60 days. Also includes 69,422 shares owned by Synagen Capital Partners, Inc., of which Mr. Harris is the President.

(11) Includes 275,000 shares issuable on exercise of outstanding options exercisable within 60 days.

(12) Includes 4,857,795 shares issuable on exercise of outstanding options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a description of the material terms of our capital stock and charter documents. While complete in material respects, these descriptions are nonetheless summaries and are qualified in each instance by reference to the full text of documents filed as exhibits to our registration statement.

     Our restated articles of incorporation authorize 135,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $0.01 par value, and 35,000,000 shares of preferred stock, $0.01 par value.

COMMON STOCK

     We have 100,000,000 shares of common stock authorized, of which 5,065,577 shares are issued and outstanding as of July 31, 2000. As of July 31, 2000 we had 72 shareholders of record. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. There are no cumulative voting or preemptive rights. Holders of common stock are entitled to receive their share of any dividends declared by the board of directors. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to their share of remaining assets following payment to creditors and the holders of preferred stock. All the outstanding shares of common stock are fully paid, validly issued and non-assessable. Upon the closing of the offering, there will be 23,007,626 additional shares of common stock issued and outstanding due to the conversion of all outstanding preferred shares.

PREFERRED STOCK

     We have 35,000,000 shares of authorized preferred stock, of which we previously issued 7,555,000 shares of Series A convertible preferred, 10,914,599 shares of Series B convertible preferred and 4,538,027 shares of Series C convertible preferred. So long as any shares of Series A, Series B or Series C convertible preferred stock are outstanding, we may not take specified corporate actions without the prior approval of at least five of our directors. Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 23,007,626 shares of common stock. See Note 7 of the notes to financial statements. Upon shareholder approval prior to closing of this offering of an amendment to our restated articles of incorporation, the board of directors will be authorized to issue "blank check" preferred stock in one or more series and to fix the rights, preferences and privileges of those shares without further action by shareholders. Any shares of preferred stock issued may have priority over common stock with respect to dividend, liquidation or other rights. We currently have no plans to issue any additional preferred stock.

WARRANTS

     We have outstanding warrants to purchase 822,147 shares of our common stock, at exercise prices ranging from $1.86 to $5.00 per share and expiring on various dates.

REGISTRATION RIGHTS


     In connection with our private preferred stock financings to accredited investors, we granted registration rights covering 23,007,626 shares of common stock issuable upon conversion of our Series A, Series B and Series C convertible preferred stock and warrants. From January 1, 1998 until five years after the effective date of this prospectus, holders of the common stock underlying Series A and Series B preferred stock and the related warrants issued to Fidelity Ventures Limited, and the other holders of such securities, were granted an unlimited number of "demand" registration rights. These demand rights are exercisable after notice to us from persons holding at least 25% of the underlying common stock. However, we are not required to file a demand registration statement with respect to such shares if the securities subject to the request for registration do not have an estimated offering price of at least $5 million, the number of shares requested to be registered is less than 20% of the common stock covered by the registration rights, the request to register is made within six months of the effective date of another registration of our common stock, or the requested registration would constitute our initial public offering and it would not be underwritten on a firm commitment basis. Any shareholder participating in an underwritten demand registration agrees to sell its covered securities on the basis provided in any underwriting arrangements approved by the holders of a majority of the shares covered by the related registration statement. If the demand registration is underwritten, and the underwriter includes other shares not covered by the demand rights in the offering and determines that there must be a limit to the aggregate number of securities to be included in the offering, the maximum number of shares to be included in such registration for each holder covered by the demand rights shall be equal to the product of the maximum number of shares that the underwriter is willing to include in the offering by a fraction which is the number of shares requested to be included by such holder divided by the aggregate number of shares requested to be included by all covered holders exercising demand registration rights. Holders of common stock underlying Series C preferred stock and related warrants have the same demand registration rights as are held by the holders of Series A and B preferred stock, subject to the effectiveness of their rights commencing on January 1, 2002.



     The holders of Series A, B and C preferred stock also have an unlimited number of "piggyback" registration rights during the same period, subject to such holders' ability to participate in an underwritten offering being conditioned upon acceptance of the underwriting terms. In addition, if the piggyback registration is underwritten and the underwriter determines that there must be a limit to the aggregate number of securities to be included in the offering, the maximum number of shares to be included in such registration for each holder covered by the piggyback rights shall be equal to the product of the maximum number of shares covered by such piggyback rights that the underwriter is willing to include in the offering by a fraction which is the number of shares requested to be included by such holder divided by the aggregate number of shares requested to be included by all covered holders exercising piggyback registration rights.



     Notwithstanding the terms of any registration rights granted to the holders of Series A, B or C preferred stock, all such holders are subject to a 120-day "lock-up" which restricts sales of common stock covered by such registration rights, if requested by the underwriters of this offering.



ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS


     Provisions of our charter documents, adopted prior to closing, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions could make it difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

     - No cumulative voting. Our restated articles of incorporation and bylaws do not provide for cumulative voting in the election of directors. This means that a shareholder or group of shareholders owning a majority of shares can elect all of our directors.

     - Classified board of directors. Our board of directors will be divided into three classes of directors, each serving a three year term. One-third of the board of directors will be elected each year. Directors serve until the end of their respective term or until successors are elected or qualified. This provision, when coupled with the provision of our restated articles of incorporation requiring vacancies to be filled by the board of directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling resulting vacancies with its own nominees.

     - Director candidates can only be nominated by the board of directors. Other than for nominations made by the board of directors, nominations for election to the board of directors at an annual meeting can be made by shareholders only if submitted by a shareholder six months prior to the anniversary date of the prior year's annual meeting date and accompanied by detailed information about the candidate.

     - Special meetings of shareholders. Unless otherwise required by Florida law, special meetings of shareholders may be called only by the board of directors or holders of at least 50% of the outstanding shares.

     - Amendment of charter or bylaw provisions. Amendment of any of the above provisions of the restated articles of incorporation or bylaws requires approval of two-thirds of the board of directors.

FLORIDA ANTITAKEOVER LAW


     Florida has enacted legislation that may deter or frustrate a takeover of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person having ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:
(a) at least 20% but less than 33 1/3% of all voting power; (b) at least 33 1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires approval by a majority of disinterested directors or two-thirds of shareholders in specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also permits the board of directors evaluating a tender offer or other business combination to consider all relevant factors including, without limitation, social, legal, economic or other effects on employees, customers, suppliers, and other constituencies, possible impact on the local community, and impact on the Florida and national economies.


TRANSFER AGENT

     The transfer agent for the common stock is American Stock Transfer & Trust, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     After the offering, there will be 34,726,203 shares of common stock outstanding (assuming no exercise of outstanding warrants or stock options). Of these, 6,250,000 shares will be freely tradable without restriction unless they are held by "affiliates" as defined in Rule 144. 28,476,203 shares will be "restricted securities" as defined in Rule 144. Restricted securities are not eligible for future resale into the public market (which may impact trading price) until the securities are registered for resale with the SEC or the seller qualifies for an exemption from registration and complies with SEC rules such as Rule 144 and Rule 701.


     Under Rule 144, which will apply to resales of our common stock commencing 90 days after the effective date of this prospectus, a person who owns restricted securities for one year may resell within any three-month period the greater of (i) 1% of the total outstanding shares of the common stock, or (ii) the average weekly trading volume of that class of security during the four calendar weeks preceding sale. Sales under Rule 144 (other than sales under Rule 144(k) by non-affiliates) are also subject to requirements as to manner of sale, notice and availability of current public information. Under Rule 144(k), persons who have held their securities for two years and who have not been affiliates for three months immediately prior to sale are not subject to the holding period, volume and other limitations of Rule 144.

     Employees, officers, directors and consultants who received securities in an exempt offering under Rule 701 may resell their securities pursuant to Rule 144 beginning 90 days after the date of this prospectus, to the extent described in Rule 701, if they have an available exemption and are not subject to lock-up agreements described below. In this regard, nonaffiliates may resell their Rule 701 shares without regard to the holding period, volume, notice and other limitations of Rule 144. Affiliates may resell their Rule 701 shares without regard to the one year holding period requirement but subject to the public information, volume and notice requirements of Rule 144.


          % of the restricted securities are subject to lock-up agreements with Merrill Lynch. These lock-up agreements restrict resale of the restricted securities for 180 days after the date of this prospectus. Therefore, unless Merrill Lynch waives the lock-up agreement, no resales of securities subject to the lock-up can be made for 180 days after the date of this prospectus. Merrill Lynch has advised us that it has no specific policy regarding early release of lock-ups and that it has no plans to shorten or waive the lock-up arrangements. Without these lock-up agreements, on the date of this prospectus 11,257,926 shares could be resold under Rule 144(k). In addition, without these lock-up agreements, 90 days after the date of this prospectus 5,536,571 additional shares could be resold generally under Rule 144, and, absent an available exemption, 112,000 additional shares could be resold by nonaffiliates and 395,000 could be resold by affiliates under Rule 701. Please see footnote number 8 to the table contained under "Principal Shareholders."



     As soon as practicable after this offering, we intend to file a registration statement on Form S-8 with the SEC to register the issuance of common stock reserved under our different option plans. The Form S-8 will also register the resale of shares issued to non-affiliates under these plans in the public market without restriction under the federal securities laws.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Wit SoundView Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Bear, Stearns & Co. Inc. ...................................
Wit SoundView Corporation...................................
[name of underwriter].......................................
                                                              ----------
             Total..........................................
                                                              ==========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not
in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Intellon. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                 PER SHARE    WITHOUT OPTION    WITH OPTION
                                                 ---------    --------------    -----------
Public offering price..........................   $               $               $
Underwriting discount..........................   $               $               $
Proceeds, before expenses, to Intellon.........   $               $               $

     The expenses of the offering, not including the underwriting discount, are
estimated at $          and are payable by us.

OVER-ALLOTMENT OPTION


     We have granted an option to the underwriters to purchase up to 937,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise the option, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.



ELECTRONIC FORMAT



     A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView Corporation's strategic partner, E*Trade Securities, Inc. and may be made available on web sites maintained by other underwriters or selected dealers.



     Other than the prospectus in electronic format, the information contained on any underwriter's web site and any information contained on any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part and should not be relied upon by investors.


RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to             of the shares offered by this
prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We, our executive officers and directors, strategic and financial investors and other significant shareholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     We have applied for the quotation of the shares on the Nasdaq National Market, subject to notice of issuance, under the symbol "ILON."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

     - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

     - the present state of our development,

     - the prospects for our future revenue and earnings, and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

     The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS


     Until the distribution of the common shares is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.



     The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.



     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.



     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS


     Nixon Peabody LLP, New York, New York, passed on certain legal matters for Intellon. Smith, Mackinnon, Greeley, Bowdoin, Edwards, Brownlee & Marks, P.A., Orlando, Florida, passed on the legality of the shares being registered and certain matters of Florida law. A member of that firm beneficially owns 20,000 shares of common stock. Fish & Richardson, P.C., Boston, Massachusetts, passed on certain patent matters for Intellon. Allen, Dyer, Doppelt, Milbrath & Gilchrist, P.A., Orlando, Florida, passed upon certain patent matters for Intellon. Shearman & Sterling, New York, New York, passed on certain legal matters for the underwriters.


                                    EXPERTS

     Ernst & Young LLP, independent certified public accountants, have audited our financial statements and the schedule as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements and the schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Intellon filed a registration statement on Form S-1 with the SEC covering sale of common stock in this offering, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement, portions of which are omitted as permitted by SEC rules. Statements in this prospectus about documents filed as exhibits, while complete in material respects, are nonetheless summaries. In each case, summary descriptions are qualified by reference to complete exhibits. Reference is made to each exhibit for a full description. You may read or copy any document filed by us at the SEC's Public Reference Room located at 450 5th Street, NW, Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for further information at 1-800-SEC-0330. Filings are also available at the SEC's web site at www.sec.gov.

                              INTELLON CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants..........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Shareholders' Deficit.........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Intellon Corporation

     We have audited the accompanying balance sheets of Intellon Corporation as of December 31, 1999 and 1998, and the related statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed at Item 16. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intellon Corporation, at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                 /s/ Ernst & Young LLP

Jacksonville, Florida
February 10, 2000

                              INTELLON CORPORATION

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                DECEMBER 31,
                                                            --------------------     JUNE 30,
                                                              1998        1999         2000
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $  3,016    $  5,219     $  6,074
  Accounts receivable, net of allowance of $107, $119, and
     $80, respectively....................................       274          69           21
  Inventories.............................................       300         577          564
  Prepaid expenses........................................       147         212          173
                                                            --------    --------     --------
Total current assets......................................     3,737       6,077        6,832
Property and equipment, net...............................     1,073       1,259        1,520
Intangibles, net of amortization of $51, $66, and $73,
  respectively............................................       238         310          303
                                                            --------    --------     --------
Total assets..............................................  $  5,048    $  7,646     $  8,655
                                                            ========    ========     ========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable........................................  $    208    $    308     $  1,093
  Accrued expenses........................................       211         355          181
  Deferred revenue........................................       500          30           --
  Obligations under capital lease.........................       103          41           95
                                                            --------    --------     --------
Total current liabilities.................................     1,022         734        1,369
Redeemable convertible preferred stock:
  Series A, $.01 par value, shares authorized 15,000,000;
     outstanding 7,555,000 in 1998, 1999, and 2000........    11,045      11,857       12,264
  Series B, $.01 par value, shares authorized 15,000,000;
     outstanding 10,914,599 in 1998, 1999, and 2000.......    25,719      27,981       29,112
  Series C, $.01 par value, shares authorized 5,000,000;
     outstanding 1,691,601 in 1999 and 2,463,027 in
     2000.................................................        --       5,912        8,963
                                                            --------    --------     --------
Total redeemable convertible preferred stock..............    36,764      45,750       50,339
Shareholders' deficit:
  Common stock, $.01 par value -- shares authorized
     40,000,000; outstanding 4,669,577 in 1998, 4,684,327
     in 1999, and 5,065,577 in 2000.......................        47          47           51
  Accumulated deficit.....................................   (32,785)    (38,885)     (43,104)
                                                            --------    --------     --------
Total shareholders' deficit...............................   (32,738)    (38,838)     (43,053)
                                                            --------    --------     --------
Total liabilities and shareholders' deficit...............  $  5,048    $  7,646     $  8,655
                                                            ========    ========     ========

                       See Notes to Financial Statements

                              INTELLON CORPORATION

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1999       2000
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Revenue:
  Product................................  $ 1,316    $ 1,248    $   756    $   360    $   255
  Development and licensing..............      237      3,567      5,971      3,668      2,863
                                           -------    -------    -------    -------    -------
  Total revenue..........................    1,553      4,815      6,727      4,028      3,118
Cost of revenue..........................      687      1,610        374        247        130
                                           -------    -------    -------    -------    -------
Gross profit.............................      866      3,205      6,353      3,781      2,988
Cost of operations:
  Research and development...............    3,039      2,767      4,915      2,191      3,331
  Selling, general and administrative....    3,753      4,093      4,612      2,011      3,088
                                           -------    -------    -------    -------    -------
Operating loss...........................   (5,926)    (3,655)    (3,174)      (421)    (3,431)
Other income (expense):
  Interest income, net...................      432        186        134         48        157
  Other..................................        2         16         11         11         (1)
                                           -------    -------    -------    -------    -------
                                               434        202        145         59        156
                                           -------    -------    -------    -------    -------
Net loss.................................   (5,492)    (3,453)    (3,029)      (362)    (3,275)
Accretion of redeemable convertible
  preferred stock to redemption value....   (3,075)    (3,075)    (3,092)    (1,537)    (1,890)
                                           -------    -------    -------    -------    -------
Net loss attributable to common
  shareholders...........................  $(8,567)   $(6,528)   $(6,121)   $(1,899)   $(5,165)
                                           =======    =======    =======    =======    =======
Basic and diluted net loss per common
  share..................................  $ (1.85)   $ (1.41)   $ (1.31)   $ (0.41)   $ (1.08)
                                           =======    =======    =======    =======    =======
Basic and diluted weighted average common
  shares outstanding.....................    4,625      4,633      4,682      4,679      4,782
                                           =======    =======    =======    =======    =======
Pro forma basic and diluted net loss per
  common share...........................                        $ (0.26)              $ (0.21)
                                                                 =======               =======
Pro forma basic and diluted weighted
  average common shares outstanding......                         23,193                25,181
                                                                 =======               =======


                       See Notes to Financial Statements

                              INTELLON CORPORATION

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  COMMON STOCK
                                               -------------------      ADDITIONAL       ACCUMULATED
                                                SHARES      AMOUNT    PAID-IN CAPITAL      DEFICIT
                                               ---------    ------    ---------------    -----------
Balance, December 31, 1996...................  4,612,577     $46           $  --          $(17,762)
Exercise of stock options....................     16,000      --              16                --
Accretion of preferred stock.................         --      --             (16)           (3,059)
Net loss.....................................         --      --              --            (5,492)
                                               ---------     ---           -----          --------
Balance, December 31, 1997...................  4,628,577      46              --           (26,313)
Exercise of stock options....................     41,000       1              56                --
Accretion of preferred stock.................         --      --             (56)           (3,019)
Net loss.....................................         --      --              --            (3,453)
                                               ---------     ---           -----          --------
Balance, December 31, 1998...................  4,669,577      47              --           (32,785)
Exercise of stock options....................     14,750      --              21                --
Accretion of preferred stock.................         --      --             (21)           (3,071)
Net loss.....................................         --      --              --            (3,029)
                                               ---------     ---           -----          --------
Balance, December 31, 1999...................  4,684,327      47              --           (38,885)
Exercise of stock options (unaudited)........      6,250      --              12                --
Exercise of stock warrants (unaudited).......    375,000       4             934                --
Accretion of preferred stock (unaudited).....         --      --            (946)             (944)
Net loss (unaudited).........................         --      --              --            (3,275)
                                               ---------     ---           -----          --------
Balance, June 30, 2000 (unaudited)...........  5,065,577     $51           $  --          $(43,104)
                                               =========     ===           =====          ========

                       See Notes to Financial Statements

                              INTELLON CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                    ---------------------------   ----------------
                                                     1997      1998      1999      1999     2000
                                                    -------   -------   -------   ------   -------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..........................................  $(5,492)  $(3,453)  $(3,029)  $ (362)  $(3,275)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation....................................      633       953       739      371       414
  Amortization of intangibles.....................       10        13        15        7         7
  Net accretion of discount and amortization of
     premium......................................     (185)      (12)       --       --        --
  Loss on disposal of equipment...................        3         2        --       --        --
  Cash provided by (used in):
     Accounts receivable..........................      185        32       205      246        48
     Inventories..................................     (303)      279      (277)    (143)       13
     Prepaid expenses.............................      (13)      (44)      (65)      71        39
     Accounts payable.............................     (180)      (23)      100      179       785
     Accrued expenses.............................       36       (36)      144      (23)     (174)
     Deferred revenues............................       --       500      (470)    (470)      (30)
                                                    -------   -------   -------   ------   -------
Net cash used in operating activities.............   (5,306)   (1,789)   (2,638)    (124)   (2,173)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Investments...........................   (6,957)       --        --       --        --
Maturity of investments...........................   11,270     1,025        --       --        --
Purchase of property and equipment................     (259)     (571)     (802)    (218)     (565)
Increase in intangibles...........................      (30)      (23)      (87)      --        --
                                                    -------   -------   -------   ------   -------
Net cash provided by (used in) investing
  activities......................................    4,024       431      (889)    (218)     (565)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock............       16        56        21       21       949
Proceeds from issuance of preferred stock.........       --        --     5,893       --     2,700
Payments on capital lease obligation..............       --       (52)     (184)     (93)      (56)
                                                    -------   -------   -------   ------   -------
Net cash provided by (used in) financing
  activities......................................       16         4     5,730      (72)    3,593
                                                    -------   -------   -------   ------   -------
Net increase (decrease) in cash and cash
  equivalents.....................................   (1,266)   (1,354)    2,203     (414)      855
Cash and cash equivalents, beginning of period....    5,636     4,370     3,016    3,016     5,219
                                                    -------   -------   -------   ------   -------
Cash and cash equivalents, end of period..........  $ 4,370   $ 3,016   $ 5,219   $2,602   $ 6,074
                                                    =======   =======   =======   ======   =======

                       See Notes to Financial Statements

                              INTELLON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY

     Intellon Corporation (the "Company"), located in Ocala, Florida, is a fabless semiconductor manufacturer of low-cost, high-performance digital, analog, mixed-signal and wireless communications systems on silicon for network connectivity with No New Wires(TM). Intellon's intellectual property, products, technologies and services are key to a variety of open industry communication standards and fast growing networking markets by creating low-cost, intelligent connectivity.

UNAUDITED INTERIM RESULTS

     The accompanying interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the six months ended June 30, 1999 and 2000. The financial data and other information disclosed in these notes to financial statements relating to these periods are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted with respect to the six month periods. The results for the six month period ended June 30, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION


     The Company recognizes revenue from product sales at the time the product is shipped, net of estimated product returns. Revenue from contracts involving development (non-recurring engineering) services are recorded using the completed contract or the percentage-of-completion method of accounting. Estimates are reviewed and revised periodically throughout the lives of the contracts. License revenues are recognized when the product has been delivered, no significant post-delivery obligations remain, the license fee is fixed or determinable and collection of the fee is probable. Any revisions are recorded in the accounting period in which the facts that require the revision become known.


CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, bank demand deposit accounts, money market accounts and governmental securities. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                              INTELLON CORPORATION

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments which potentially subject the Company to credit risk consist of cash equivalents, investments and accounts receivable. A majority of the Company's accounts receivable are derived from revenues earned from a few customers located in the United States of America (U.S.) and are denominated in U.S. dollars. The Company extends unsecured credit to its customers based on net 30 days repayment terms. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

     The Company's significant customers, those representing 10% or more of revenue for the respective periods, were as follows:

                                                         PERCENTAGE OF REVENUE
                                                  ------------------------------------
                                                                          FOR THE SIX
                                                   FOR THE YEAR ENDED     MONTHS ENDED
                                                      DECEMBER 31,          JUNE 30,
                                                  --------------------    ------------
                                                  1997    1998    1999    1999    2000
                                                  ----    ----    ----    ----    ----
                                                                          (UNAUDITED)
Customer A......................................    --      --    33.4%     --    88.2%
Customer B......................................    --    56.1%   49.1%   81.9%     --
Customer C......................................  21.3%     --      --      --      --
Customer D......................................  10.1%     --      --      --      --

     At December 31, 1998, Customer E, F and G accounted for 66.4%, 15.8% and 11.1% of accounts receivable, respectively. At December 31, 1999, Customer A, H and I accounted for 25.2%, 43.2% and 12.7% of accounts receivable, respectively. At June 30, 2000 (unaudited), Customer J and K accounted for 83.2% and 16.0% of accounts receivable, respectively.

     The Company purchased electronic components and assembly services from two vendors that represented 89% of total purchases during 1999 and 80% of total purchases during the six months ended June 30, 2000 (unaudited).

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations and accrued expenses. The respective carrying value of these financial instruments approximates fair value since they are short-term in nature or are receivable or payable on demand. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of period end.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

RESEARCH AND DEVELOPMENT COSTS

     The Company expenses research and development costs as incurred.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated useful lives (three to ten years) of the assets using primarily the straight-line method. Leasehold improvements are amortized over the life of the respective lease. Depreciation of capital lease assets is included in depreciation expense.

                              INTELLON CORPORATION

ASSET IMPAIRMENT



     The Company periodically evaluates the recoverability and remaining life of its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. When events or circumstances indicate possible impairment, the Company will recognize an impairment of long-lived assets used in operations if undiscounted estimated future operating cash flows attributable to such assets are determined to be less than the assets carrying amount. If the Company determines that long-lived assets have been impaired, the measurement of impairment will be equal to the excess of the carrying amount of such assets over the discounted estimated future operating cash flows, using a discount rate commensurate with the risks involved. The Company would reflect the impairment through a reduction in the carrying value of the long-lived assets. Long-lived assets to be disposed of are recorded at the lower of carrying amount or estimated fair value less costs to dispose.


INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.

STOCK OPTIONS AND WARRANTS

     The Company accounts for its stock options and warrants issued to qualified employees in accordance with provisions of Accounting Principle Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation. Accounting for the issuance of stock options and warrants to qualified employees under the provisions of APB 25 does not result in compensation expense for the Company when the exercise price of options and warrants granted is equal to or exceeds the fair value of the Company's common stock on the date of award.

     The Company accounts for stock options and warrants issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus on Issue No. 96-18.

LOSS PER SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share and Securities and Exchange Commission Staff Accounting Bulletin No. 98. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted loss per share is computed giving effect to all potentially dilutive common shares. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered antidilutive and thus are excluded from the calculation.

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components in the financial statements; however, the adoption of SFAS No. 130 had no impact on the Company's net loss or shareholders' equity. The Company had no items of comprehensive income other than net loss for all periods presented.

SEGMENT AND GEOGRAPHIC INFORMATION

     Effective January 1, 1998, The Company adopted the provisions of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. The Company identifies its operating segment based

                              INTELLON CORPORATION
on business activities, management responsibility and geographic location. During all periods presented, the Company operated in a single business segment: the design, license and marketing of integrated circuits.

     Export sales were $619,000, $564,000 and $371,000 for the years ended December 31, 1997, 1998 and 1999, respectively, and $252,000 and $102,000 for the six months ended June 30, 1999 and 2000 (unaudited), respectively. Export sales were attributable principally to customers located in Europe, Asia and North America. Export sales to customers located in Norway were $334,000 for the year ended December 31, 1997.

DEVELOPMENT STAGE COMPANY

     In fiscal 1998 and prior, the Company was considered a "Development Stage Company" for financial statement presentation. Fiscal 1999 represents the first fiscal year in which the Company is no longer considered to be in the development stage in accordance with SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.

RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, is effective for financial statements for all fiscal years beginning after June 15, 2000. SFAS No. 133 requires the recognition of all derivatives in the balance sheet as either assets or liabilities measured at fair value. As the Company does not currently engage in derivative or hedging activities, there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Reporting on the Costs of Start-Up Activities. SOP 98-5, which is effective for fiscal years beginning after December 15, 1999, provides guidance on the financial reporting of start-up and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard will not have an impact on the Company's results of operations, financial position or cash flow.

     In December 1999, the Securities and Exchange Commissions (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarizes the SEC's view of applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt the provisions of SAB 101 in the fourth quarter of fiscal 2000. Management does not believe the adoption of SAB 101 will have a material effect on the Company's results of operations or financial position.


     In March 2000, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of the Accounting Principles Board Opinion No. 25). Among other issues, FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that FIN 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying FIN 44 are recognized on a prospective basis from July 1, 2000. FIN 44 had no impact on the Company's transactions subsequent to December 15, 1998 or January 12, 2000 and the Company will comply with FIN 44 for stock compensation transactions entered into subsequent to July 1, 2000.

                              INTELLON CORPORATION

2. INVENTORIES

     Inventories are summarized as follows (in thousands):


                                                           DECEMBER 31,
                                                           ------------      JUNE 30,
                                                           1998    1999        2000
                                                           ----    ----    ------------
                                                                           (UNAUDITED)
Raw materials............................................  $ 41    $347        $200
Finished goods...........................................   693     580         714
                                                           ----    ----        ----
                                                            734     927         914
Less: inventory reserve..................................   434     350         350
                                                           ----    ----        ----
                                                           $300    $577        $564
                                                           ====    ====        ====


3. PROPERTY AND EQUIPMENT

     The Company's property and equipment consists of the following (in thousands):

                                                          DECEMBER 31,
                                                        ----------------      JUNE 30,
                                                         1998      1999         2000
                                                        ------    ------    ------------
                                                                            (UNAUDITED)
Property and equipment:
  Furniture and office equipment......................  $  130    $  124       $  137
  Research and production equipment...................   2,342     3,070        3,604
  Computer equipment and software.....................     651       689          795
  Leasehold improvements..............................      82       209          231
                                                        ------    ------       ------
                                                         3,205     4,092        4,767
  Less: accumulated depreciation and amortization.....   2,132     2,833        3,247
                                                        ------    ------       ------
Net property and equipment............................  $1,073    $1,259       $1,520
                                                        ======    ======       ======

4. LEASES

OPERATING LEASE

     The Company rents its office, research and production facility under an operating lease that expires on December 31, 2000, which was renewed through December 31, 2001. The facility is owned by a non-employee shareholder of the Company. During 1997, the Company opened a sales office in California under a one-year lease. The Company has renewed the lease on an annual basis. Rent expense for these leased facilities amounted to $119,711, $127,703 and $143,086 for the years ended December 31, 1997, 1998 and 1999, respectively, and $69,065 and $77,135 for the six months ended June 30, 1999 and 2000 (unaudited), respectively.

                              INTELLON CORPORATION

     As of December 31, 1999, future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year, including the leases described above, are as follows (in thousands):

                                                             OPERATING
                                                              LEASES
                                                             ---------
2000.......................................................    $167
2001.......................................................      13
2002.......................................................       4
2003.......................................................       1
2004.......................................................       1
                                                               ----
                                                               $186
                                                               ====

CAPITAL LEASES

     The Company leases certain engineering research equipment and has the option to purchase the equipment for a nominal cost at the termination of the lease. The cost of equipment under capital leases included in the balance sheets as research and production equipment was $140,000 and $122,400 at December 31, 1998 and 1999, respectively, and $148,581 at June 30, 2000 (unaudited). Accumulated amortization of the leased equipment was approximately $15,400 and $25,500 at December 31, 1998 and 1999, respectively, and $10,209 at June 30, 2000 (unaudited). All of the capital leases outstanding at December 31, 1999 and June 30, 2000 (unaudited) terminate within 12 months. Capital leases payable as of December 31, 1998 and 1999 was $102,617 and $41,178, respectively, and $95,183 as of June 30, 2000 (unaudited).

5. STOCK OPTION PLANS

     Options are granted to employees under the Intellon Corporation's Amended and Restated Incentive Plan (Employees' Plan). The Employees' Plan provides for the grant of options to its employees and can include i) options intended to constitute incentive stock options (ISOs) under the Internal Revenue Code or ii) non-qualified stock options. The exercise price of each option granted under the Employees' Plan is determined by the Board of Directors on the date of grant. The term of each option, with an exercise period not to exceed ten years, is determined by the Board of Directors. All options must be granted within ten years of the Employees' Plan inception, which was October 4, 1991, and generally expire ten years from the date of grant. The Board of Directors may terminate the Employees' Plan at any time at their discretion. In 1997, the Employees' Plan was amended to increase the number of options available for grants to 5,000,000. In 1999, the Employees' Plan was amended to decrease the number of options available for grants to 4,930,000. In 2000, the Employees' Plan was amended to increase the number of options available for grants to 8,500,000.

     Effective September 19, 1997, the Company's Board of Directors approved the Intellon Corporation Directors' Stock Option Plan (Directors' Plan) and reserved 250,000 shares of common stock for issuance thereunder. Terms of the Directors' Plan provide for the issuance of non-qualified options to its non-employee directors at an exercise price determined by the Board of Directors on the date of grant. The term of each option, with an exercise period not to exceed ten years, is determined by the Board of Directors. Options granted under the Directors' Plan generally expire ten years from the date of grant. In 1999, the Directors' Plan was amended to increase the number of options available for grants to 320,000. In 2000, the Directors' Plan was amended to increase the number of options available for grants to 750,000.

                              INTELLON CORPORATION

     In accordance with APB 25, the Company records no compensation expense for its qualified employee stock options. Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

     The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes options pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                               SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                    JUNE 30,
                                ----------------------------------------  --------------------------
                                    1997          1998          1999          1999          2000
                                ------------  ------------  ------------  ------------  ------------
                                                                                 (UNAUDITED)
Expected lives (in years).....       7             7             7             7             7
Risk-free interest rate
  range.......................  5.74 - 6.13%  4.46 - 5.72%  4.65 - 6.23%  4.65 - 5.90%  6.35 - 6.72%
Dividend yield................       0%            0%            0%            0%            0%
Expected volatility...........       0             0             0             0             0


     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The per share weighted average fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was $0.65, $0.60 and $0.68, respectively and $0.59 and
$1.27 for the six months ended June 30, 1999 and 2000 (unaudited), respectively. The Company's pro forma information follows (in thousands, except per share amounts):



                                                                  PRO FORMA
                                                ----------------------------------------------
                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                                                --------------------------    ----------------
                                                 1997      1998      1999      1999      2000
                                                ------    ------    ------    ------    ------
                                                                                (UNAUDITED)
Loss before pro forma effect of stock
  options.....................................  $5,492    $3,453    $3,029    $  362    $3,275
Pro forma compensation expense from stock
  options:
  1995 grant..................................      (6)        8         7         3         4
  1996 grant..................................      27        31        31        15        15
  1997 grant..................................     111       231       220       106        94
  1998 grant..................................      --       124        62        33        30
  1999 grant..................................      --        --       222        71        84
  2000 grant..................................      --        --        --        --       198
                                                ------    ------    ------    ------    ------
Pro forma net loss............................  $5,624    $3,847    $3,571    $  590    $3,700
                                                ======    ======    ======    ======    ======
Pro forma basic and diluted net loss per
  common share adjusted for SFAS 123..........  $ 1.22    $ 0.83    $ 0.76    $ 0.13    $ 0.77
                                                ======    ======    ======    ======    ======


Because options vest over several years and additional option grants are expected, the effects of these pro forma calculations are not likely to be representative of similar future calculations.

                              INTELLON CORPORATION

     The following table summarizes options activity for the Company's stock option plans:

                                                                                WEIGHTED
                                                           EXERCISE PRICE       AVERAGE
                                               SHARES        PER SHARE       EXERCISE PRICE
                                             ----------    --------------    --------------
Balance, December 31, 1996.................   1,996,500    $1.00 to $1.90        $1.30
Granted....................................   1,980,000              1.90         1.90
Exercised..................................     (16,000)             1.00         1.00
Canceled...................................  (1,250,000)     1.00 to 1.90         1.23
                                             ----------
Balance, December 31, 1997.................   2,710,500      1.00 to 1.90         1.77
Granted....................................     761,300              1.90         1.90
Exercised..................................     (41,000)     1.00 to 1.90         1.37
Canceled...................................    (248,100)     1.00 to 1.90         1.53
                                             ----------
Balance, December 31, 1998.................   3,182,700      1.00 to 1.90         1.80
Granted....................................   1,423,995      1.90 to 3.50         2.12
Exercised..................................     (14,750)     1.00 to 1.90         1.41
Canceled...................................    (101,400)     1.00 to 1.90         1.86
                                             ----------
Balance, December 31, 1999.................   4,490,545      1.00 to 3.50         1.91
Granted (unaudited)........................   2,021,250              3.50         3.50
Exercised (unaudited)......................      (6,250)             1.90         1.90
Canceled (unaudited).......................     (34,000)             1.90         1.90
                                             ----------
Balance, June 30, 2000 (unaudited).........   6,471,545      1.00 to 3.50         2.40
                                             ==========

     Price ranges of outstanding and exercisable options as of December 31, 1999, are summarized below:


                         OUTSTANDING OPTIONS           EXERCISABLE OPTIONS
                 -----------------------------------   --------------------
                               WEIGHTED     WEIGHTED               WEIGHTED
                               AVERAGE      AVERAGE                AVERAGE
   RANGE OF      NUMBER OF    REMAINING     EXERCISE   NUMBER OF   EXERCISE
EXERCISE PRICE    OPTIONS    LIFE (YEARS)    PRICE      OPTIONS     PRICE
--------------   ---------   ------------   --------   ---------   --------
$1.00 to $1.90   4,290,045         8         $1.83     1,634,720    $1.73
     3.50          200,500        10          3.50        45,500     3.50
                 ---------                             ---------
                 4,490,545                             1,680,220
                 =========                             =========


     Price ranges of outstanding and exercisable options as of June 30, 2000 (unaudited), are summarized below:


                         OUTSTANDING OPTIONS           EXERCISABLE OPTIONS
                 -----------------------------------   --------------------
                               WEIGHTED     WEIGHTED               WEIGHTED
                               AVERAGE      AVERAGE                AVERAGE
   RANGE OF      NUMBER OF    REMAINING     EXERCISE   NUMBER OF   EXERCISE
EXERCISE PRICE    OPTIONS    LIFE (YEARS)    PRICE      OPTIONS     PRICE
--------------   ---------   ------------   --------   ---------   --------
$1.00 to $1.90   4,249,795         7         $1.83     1,871,895    $1.74
     3.50        2,221,750        10          3.50       129,500     3.50
                 ---------                             ---------
                 6,471,545                             2,001,395
                 =========                             =========

                              INTELLON CORPORATION

6. COMMON SHARES RESERVED

     The Company had reserved the following number of shares of common stock for future issuance:

                                                       DECEMBER 31,
                                                 ------------------------     JUNE 30,
                                                    1998          1999          2000
                                                 ----------    ----------    -----------
                                                                             (UNAUDITED)
Outstanding options............................   3,182,700     4,490,545     6,471,545
Granting of additional options.................   1,924,300       696,705     2,709,455
Warrants outstanding...........................     847,147     2,327,298     1,022,147
Conversion of Series A preferred stock.........   7,555,000     7,555,000     7,555,000
Conversion of Series B preferred stock.........  10,914,599    10,914,599    10,914,599
Conversion of Series C preferred stock.........          --     1,691,601     2,463,027
                                                 ----------    ----------    ----------
Total common shares reserved...................  24,423,746    27,675,748    31,135,773
                                                 ==========    ==========    ==========

7. PREFERRED STOCK AND WARRANTS

     During 1993, the Company issued 74,000 warrants to purchase common stock exercisable at $2.50 per share, which expire in June 2001.

     The Company completed a private placement of 7,555,000 shares of Series A convertible preferred stock on March 29, 1994 for $7,555,000 less approximately $382,000 in offering costs. In addition, the Company issued 525,000 warrants to purchase common stock exercisable at $2.50 per share, which expired in May 2000.

     During 2000, Series A convertible preferred shareholders exercised warrants to purchase 375,000 (unaudited) shares of the Company's common stock at exercise prices of $2.50 (unaudited) per share, for an aggregate purchase price of $937,500 (unaudited). The remaining unexercised 150,000 warrants expired.

     The Company completed a private placement of 2,421,686 shares of Series B convertible preferred stock on July 31, 1995 for $4,237,950, including conversion of a note payable, less approximately $50,000 in offering costs. A note payable of $1,000,000 plus accrued interest of $23,055 payable to a minority shareholder was converted to 584,603 shares of Series B convertible preferred stock during 1995 as part of this private placement.

     The Company completed a private placement of 8,492,913 shares of Series B convertible preferred stock on June 27, 1996 for $15,862,049, less approximately $871,000 in offering costs. In addition, the Company issued 209,599 and 38,548 warrants to purchase Series B convertible preferred stock exercisable at $1.86 and $1.90, respectively, per share, which expire in April 2001. Prior to the offering, the Company increased the authorized shares of Series B preferred stock from 10 million to 15 million shares.


     The Company completed a private placement of 1,691,601 shares of Series C convertible preferred stock on December 22, 1999 for $5,920,603 less approximately $27,000 in offering costs. In addition, the Company issued 1,480,151 warrants to purchase Series C convertible preferred stock at $3.50 per share which expired January 31, 2000, unless automatically extended to November 30, 2000. The extension of expiration was subject to the achievement of certain conditions specified in the original Series C convertible preferred stock purchase warrant agreement.


     During the six months ended June 30, 2000 (unaudited), 771,426 warrants to purchase Series C convertible preferred stock were exercised at the exercise price of $3.50 per share, for an aggregate purchase price of $2,699,991. On January 31, 2000, 8,725 unexercised warrants expired.

                              INTELLON CORPORATION

OPTIONAL REDEMPTION

     After December 31, 2000 or upon a partial change of control, a preferred shareholder may require the Company to redeem, in whole or in part such shareholder's preferred stock at the liquidation preference amount. Accordingly, the liquidating amount per share in cash of $1.00, $1.86 and $3.50 for Series A, Series B and Series C preferred stock outstanding at December 31, 1999, respectively ($7,555,000 for Series A, $20,301,154 for Series B and $5,920,603 for Series C) in excess of the net proceeds ($7,172,907 for Series A, $19,179,217 for Series B and $5,893,348 for Series C) is being accreted from the preferred stocks' issuance date to the earliest known optional redemption date (January 1, 2001). The accretion amount reduces net earnings applicable to common stock for earnings per share purposes during that period. Additionally, dividends on the Series A, Series B and Series C preferred stock are being accreted annually.

CONVERSION

     The preferred stock is initially convertible on a one-to-one basis into the Company's common stock, subject to antidilution adjustments, if any. Conversion is automatic upon (i) the closing of a $12 million firm underwritten public offering of shares of the Company or (ii) a change of control for total proceeds of $40 million or greater.

LIQUIDATING PREFERENCE

     In the event of any complete or partial liquidation or dissolution of the Company, the shareholders of the preferred stock are entitled to receive, prior to any payment in respect of the common stock, the greater of (i) an amount per share in cash of $1.00, $1.86 and $3.50 for Series A, Series B and Series C preferred shareholders, respectively, plus all accrued but unpaid dividends whether or not any such dividends were declared by the Board or (ii) the amount per share that would have been paid had the preferred stock been converted into common stock at the then applicable conversion rate together with accrued and unpaid dividends whether or not any such dividends were declared by the Board.

DIVIDENDS

     Holders of the preferred stock will receive a cumulative dividend at the rate of $.10, $.186 and $.35 per year, per share of Series A, Series B and Series C preferred stock, respectively, if dividends are declared by the Board of Directors. Such dividends, whether declared or not, will be paid in the event of a partial or complete liquidation of the Company, any optional redemption of preferred stock or upon the conversion of preferred stock to common stock resulting from a change of control as defined in the Company's articles of incorporation, subject to certain conditions. Accordingly, dividends on the Series A, Series B and Series C preferred stock are being accreted annually. At December 31, 1999, cumulative dividends in arrears aggregate approximately $4,359,000 ($.58 per share), $7,912,000 ($.72 per share) and $16,000 ($.01 per share) for Series A, Series B and Series C preferred stock, respectively. At June 30, 2000 (unaudited), cumulative dividends in arrears aggregate approximately $4,737,000 ($0.63 per share), $8,927,000 ($0.82 per share) and
$355,000 ($0.14 per share) for Series A, Series B, and Series C preferred stock, respectively.

BOARD OF DIRECTORS

     The Company's Board of Directors consists of six persons. Four directors are elected or appointed by certain holders of the Series A preferred stock, and the remaining two directors are elected by holders of common stock.

                              INTELLON CORPORATION

COVENANTS

     So long as any of the Series A, Series B and Series C preferred stock is outstanding, the Company may not take certain actions without the prior approval of at least five of the six Directors of the Company (or such other number of Directors as may be determined by the Board in the event the size of the Board is changed) including the following: (i) expand into unrelated businesses, (ii) lease, sell or otherwise dispose of assets or property with a net book value in excess of the greater of $1,000,000 or 10% of the net book value of the assets of the Company, (iii) incur or assume any indebtedness in excess of the lesser of $600,000 or 10% of the long-term capital (equity and long-term debt) of the Company, (iv) mortgage, grant a security interest in, pledge or otherwise encumber assets with a value more than the greater of $600,000 or 10% of the long-term capital of the Company, (v) issue or sell any securities of the Company, except pursuant to the payment of preferred stock dividends, the conversion of preferred stock or the exercise of existing warrants or options,
(vi) declare or pay any dividend, (vii) make any individual capital expenditures in excess of the greater of $250,000 or 2% of the net book value of the Company's assets, (viii) enter into any transactions with any affiliates, (ix) issue any capital stock or other equity pursuant to employee plans beyond 9,250,000 shares, (x) adopt or amend any employment contracts or benefit plans of the executive management, or (xi) redeem any stock except preferred stock.

8. PURCHASE OF CONTROL

     The Company's articles of incorporation provide that, except for any transaction approved by a supermajority of directors (five of six directors), no person may directly or indirectly acquire beneficial ownership of more than 40% of the outstanding voting securities of the Company unless such person makes an offer to purchase 100% of the outstanding voting securities on the same terms and conditions.


9. COMMITMENT


     After January 1, 1998 (and prior to the later of the fifth anniversary of an initial public offering by the Company (IPO) or December 31, 2002), holders of at least 25% of the then outstanding shares of common stock which were issued, or are issuable, upon conversion of Series A and Series B preferred stock and the outstanding stock purchase warrants may require that the Company use its best efforts to file a registration statement covering the public sale of the common stock into which the Series A and Series B preferred stock are convertible (except if the offering price of the registerable shares would be less than $15 million in an IPO or $5 million in a post-IPO registration, or the number of securities required to be registered is less than 20% of the outstanding shares owned by such holders, or if the request is within six months of another registration, or if such IPO is not underwritten on a firm basis). Holders of Series C preferred stock have similar registration rights which commence after January 1, 2002 and end on the later of the fifth anniversary of an IPO or December 31, 2004.

10. LOSS PER SHARE

     The weighted-average common shares outstanding include all common stock issued. In computing diluted loss per share, outstanding preferred stock, stock options and common stock warrants in the amount of 21,779,099, 22,251,299 and 25,250,745 for the years ended December 31, 1997, 1998 and 1999 and 23,237,645 and 27,478,171 for the six months ended June 30, 1999 and 2000 (unaudited), respectively, were excluded from the diluted loss per common share computation because their effects would have been anti-dilutive.

11. PRO FORMA LOSS PER SHARE

     Pro forma net loss per common share for the year ended December 31, 1999 and the six months ended June 30, 2000 (unaudited), is computed using the weighted-average number of common shares

                              INTELLON CORPORATION
outstanding, including the pro forma effect of the automatic conversion of the Company's Series A, B and C preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the date of original issuance. The resulting pro forma adjustment includes an increase in the weighted-average common shares used to compute basic and diluted net loss per common share of 18,511,309 and 20,398,812 for the year ended December 31, 1999 and the six months ended June 30, 2000 (unaudited), respectively. The pro forma effects of the transactions are unaudited and have been reflected in the pro forma basic and diluted net loss per common share information in the accompanying Statements of Operations for the year ended December 31, 1999 and the six months ended June 30, 2000.

12. INCOME TAXES

     The Company has incurred net operating losses since inception, therefore, no current tax provision or benefit has been provided.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. The Company's temporary differences primarily relate to the excess of accelerated tax depreciation and amortization over depreciation for financial reporting purposes; reserves for inventory and receivables; and accrued liabilities. The net deferred tax assets related to these timing differences in the amount of $272,000 at December 31, 1999 and $266,000 at June 30, 2000 (unaudited) have been offset in full by a valuation allowance due to the uncertainty of future realization.

     As of December 31, 1999 and June 30, 2000 (unaudited), the Company had cumulative net operating losses, for federal income tax purposes, of approximately $24,553,429 and $27,830,364, respectively, fully available to offset future taxable income. During the year ended December 31, 1994, the Company had a "change in ownership" as defined in sec.382 of the Internal Revenue Code (IRC), as amended. As a result, net operating losses of approximately $3,187,000 are subject to significant limitation on future use in accordance with IRC Section 382. The deferred tax asset related to the Company's net operating loss carryforwards in the amount of $9,239,000 at December 31, 1999 and $10,472,000 at June 30, 2000 (unaudited) has been offset in full by a valuation allowance due to the uncertainty of future realization.

     As a result of possible equity transactions relating to an initial public offering, a "change in ownership" as defined by IRC Section 382 may further limit future utilization of net operating losses.

                              INTELLON CORPORATION

     The specific details regarding the Company's net operating losses are provided below (in thousands):

                                                                 NET
                                                              OPERATING     YEAR OF
YEAR ENDED DECEMBER 31,                                         LOSS       EXPIRATION
-----------------------                                       ---------    ----------
  1992......................................................   $   860        2007
  1993......................................................     1,933        2008
  1994......................................................       394        2009
                                                               -------
Net operating losses subject to IRC section 382 Limitation..     3,187
                                                               -------
  1994......................................................     2,168        2009
  1995......................................................     3,816        2010
  1996......................................................     4,326        2011
  1997......................................................     5,152        2012
  1998......................................................     2,472        2018
  1999......................................................     3,432        2019
  2000 (unaudited)..........................................     3,277        2020
                                                               -------
                                                                24,643
                                                               -------
                                                               $27,830
                                                               =======

     As of December 31, 1999, the Company has federal income tax credits related to research and development activities of approximately $629,000. These tax credits are available to offset future federal tax liabilities and are not subject to expiration or other limitations. This deferred tax asset in the amount of $629,000, has been offset in full by a valuation allowance due to the uncertainty of future utilization.

     Significant components of the Company's deferred tax assets and liabilities are detailed below (in thousands):

                                                         DECEMBER 31,
                                                       -----------------     JUNE 30,
                                                        1998      1999         2000
                                                       ------    -------    -----------
                                                                            (UNAUDITED)
Deferred tax assets:
  Accounts receivable reserve........................  $   40    $    45      $    30
  Inventory reserve..................................     161        129          129
  Depreciation and amortization......................      22        110          138
  Accrued liabilities................................      --         80           59
  Other..............................................      22          6            6
                                                       ------    -------      -------
                                                          245        370          362
  Net operating loss carryforwards...................   8,245      9,239       10,472
  Research and development tax credit................     435        629          677
                                                       ------    -------      -------
Total deferred tax assets............................   8,925     10,238       11,511
Less: valuation allowance............................   8,829     10,140       11,415
                                                       ------    -------      -------
Net deferred tax asset...............................      96         98           96
Deferred tax liabilities:
  Patent expense.....................................      96         98           96
                                                       ------    -------      -------
Net deferred tax asset/(liability)...................  $   --    $    --      $    --
                                                       ======    =======      =======

                              INTELLON CORPORATION

13. EMPLOYEE SAVINGS PLAN


     Effective January 1, 1996, the Company established a 401(k) savings plan designed to qualify under Section 401(k) of the Internal Revenue Code. All employees who attained age 21 and completed six months of service are eligible to participate in the plan. Each participant may contribute to the plan up to the maximum allowable amount as determined by the Federal Government. Employees become 100% vested upon entrance to the plan. The Company may make contributions to the plan at the discretion of the Board of Directors. No contributions have been made to the plan by the Company since the inception of the plan; however, all administrative costs have been paid by the Company.



14. COMPREHENSIVE AGREEMENT



     In July 1999, the Company entered into a development and licensing agreement whereby intellectual property was developed and licensed to Conexant in exchange for development and licensing revenue. As part of the agreement, Conexant purchased 800,000 shares of Series C convertible preferred stock at $3.50 per share, for an aggregate purchase price of $2.8 million, included in the December 22, 1999 private placement disclosed in Note 7 to the financial statements. In addition, the Company issued Conexant a warrant to purchase 700,000 shares of Series C convertible preferred stock at an exercise price of $3.50 per share.



     Development revenue was recognized in accordance with the percentage of completion method and licensing revenue is being recognized ratably over the term of the agreement, in accordance with the Company's revenue recognition policies as disclosed in Note 1 of the financial statements. No accounting consequence was recognized for the issuance of the warrant as the exercise price of the warrant approximated the fair value of the Company's Series C convertible preferred stock on the date of grant.



15. SUBSEQUENT EVENTS (UNAUDITED)


EXERCISE OF WARRANTS

     On July 19, 2000 (unaudited), 700,000 warrants to purchase Series C convertible preferred stock were exercised at the exercise price of $3.50 per share, for an aggregate purchase price of $2,450,000.

INITIAL PUBLIC OFFERING


     In July 2000, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission to permit the Company to proceed with its IPO of its common stock. Upon consummation of the IPO, all of the outstanding Series A, Series B and Series C preferred stock outstanding will be converted into an aggregate of 23,007,626 shares of common stock. Prior to the completion of the IPO, the Company's Certificate of Incorporation will be amended to authorize 100,000,000 shares of common stock. The provision in Note 8 regarding the change in control will no longer apply.


STRATEGIC ALLIANCE


     In August 2000, the Company entered into a joint development, marketing and promotion agreement with Motorola, Inc. The Company is required to make a nonrefundable payment to Motorola for the development program over the life of the development program (nine months). Research and development expense will be recognized upon payment of the development fee. Motorola purchased 1,375,000 shares of Series C convertible preferred stock at $5.00 per preferred stock share or an aggregate $6,875,000 purchase price. The Company also granted Motorola a warrant to purchase 500,000 shares of common stock at an exercise price of $5.00 per share which expires June 30, 2003. The warrant vests and is exercisable based on the achievement of certain milestones as set forth in the agreement. The warrant does not contain a

                              INTELLON CORPORATION
significant economic disincentive for non-performance as of the grant date and, accordingly, the fair value of the warrant will be measured upon the achievement of the performance milestones and vesting of the warrant in accordance with the Emerging Issues Task Force consensus on Issue No. 96-18. Sales and marketing expense will be recognized upon achievement of the performance milestones in the amount of the fair value of the vested warrant in excess of the exercise price. The fair value of the warrant will be determined on the performance achievement measurement dates using the Black-Scholes pricing model and the then applicable risk free interest rates, volatility factors, expected dividend rate and the estimated remaining life of the warrant.



CONTINGENCY



     On July 19, 2000, Vehicle Enhancement Systems, Inc. commenced an action against us, arising out of a confidentiality agreement between us and Vehicle Enhancement related to our PLC4TRUCKS. The suit alleges breach of contract accompanied by fraud, misappropriation of trade secrets, unjust enrichment and unfair and deceptive trade practices resulting from our alleged improper disclosure to the trucking industry of information which Vehicle Enhancement claims is covered by the confidentiality agreement. Vehicle Enhancement has requested treble and punitive damages based upon our revenues from PLC4TRUCKS. The action has been removed to federal court (Civil Action No. 0:00-2568-17, U.S. District Court South Carolina). We are vigorously defending the action.



     Management is presently unable to quantify the possible outcome of this matter.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


     Until                , 2000 (the 25th day after the date of this
prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                                6,250,000 SHARES


                                [INTELLON LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.
                                 WIT SOUNDVIEW

                                OCTOBER   , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission registration fee*........  $   22,770
NASD filing fee.............................................  $    9,125
Nasdaq listing fee..........................................  $   95,000
Legal fees and expenses.....................................  $  375,000
Accountants' fees and expenses..............................  $  350,000
Printing and engraving expenses.............................  $  200,000
Transfer agent and registrar fees...........................  $   10,000
Directors' and officers' insurance expenses.................  $  300,000
Miscellaneous expenses......................................  $   50,000
  Total.....................................................  $1,411,895
                                                              ==========


---------------
* All expenses other than the SEC registration fee, the NASD filing fee and the Nasdaq listing fee are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 607.0850 of the Florida Business Corporation Act authorizes a court to award, or permits a Florida corporation to grant, indemnity to present or former directors and officers, as well as certain other persons serving at the request of the corporation in related capacities. This permitted indemnity is sufficiently broad to permit indemnification for liabilities arising under the Securities Act of 1933, including reimbursement for expenses incurred.



     The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under our articles of incorporation or bylaws or any agreement between officers and directors and us. Our bylaws provide for the indemnification of directors, former directors and officers to the maximum extent permitted by Florida law. In addition, we have entered into an employment agreement with Mr. Carr (Exhibit
10.9 hereto) which provides for indemnification to the fullest extent permitted by Florida law and for insurance coverage for full protection of Mr. Carr for any act made in good faith within his capacities for us.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since July 31, 1997 we have sold the following unregistered securities:

          (1) On August 30, 2000 we issued an aggregate of 1,375,000 shares of our Series C convertible preferred stock to Motorola, in a strategic transaction, for an aggregate consideration of $6.9 million. Each share has an initial conversion price of $5.00, subject to adjustment. Motorola was also granted a warrant to purchase an additional 500,000 shares of our common stock for $5.00 per share. We relied on Section 4(2) for exemption.

          (2) From September 10, 1999 to December 22, 1999 we issued an aggregate of 1,691,601 shares of Series C convertible preferred stock, par value $0.01 per share at $3.50 per share, to six unaffiliated accredited investors for an aggregate purchase price of $5,920,603. All six investors were also granted warrants to purchase an additional 1,480,151 shares of Series C preferred stock at $3.50 per share. Five of the six investors exercised their warrants from January through July 19, 2000 and the remaining investor's warrants expired unexercised. We relied on Section 4(2) and Rule 506 for exemption.

          (3) On March 23, 1994 we issued warrants to purchase 525,000 shares of common stock to seven unaffiliated accredited investors at an exercise price of $2.50 per share. The warrants to purchase 375,000 shares were exercised on March 15, 2000 and the remaining warrants expired unexercised. We relied on Section 4(2) and Rule 506 for exemption.

          (4) From July 31, 1997 to the present we issued a total of 66,000 shares of common stock to executive officers, directors, employees and consultants pursuant to options granted under our amended and restated employee incentive plan, the directors' plan and board resolutions for prices ranging from $1.00 to $1.90 per share. We relied upon Rule 701 for exemption.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
  1.1*     Form of underwriting agreement
  3.1**    Articles of amendment to restated articles of incorporation
  3.2**    Articles of amendment to restated articles of incorporation
  3.3**    Restated articles of incorporation
  3.4**    Bylaws
  5.1*     Opinion of Smith, Mackinnon, Greeley, Bowdoin, Edwards,
           Brownlee & Marks, P.A.
 10.1***   1991 employee incentive option plan
 10.2***   1997 directors' stock option plan
10.3****   Prototype development agreement with General Instrument
           Corporation dated August 29, 2000
10.4****   Development and product supply agreement with S3
           Incorporated dated July 19, 2000
10.5****   Purchase order with Phonex Broadband Corporation dated July
           17, 2000
10.6****   Comprehensive development and license agreement with
           Conexant Corporation dated July 2, 1999
10.7****   Development and license agreement with Microsoft Corporation dated September 2, 1998
 10.8***   Employment agreement of Horst G. Sandfort dated February 28,
           1997
 10.9***   Employment agreement of Bryan R. Carr dated April 22, 1999
10.10***   Employment agreement of James E. Vander Mey dated December
           1, 1997
 10.11**   Operating lease for principal executive offices dated August
           16, 2000
 10.12**   Confidential agreement between Intellon and Vehicle
           Enhancement Systems dated June 16, 1997
 10.13**   Confidential agreement among Intellon, Vehicle Enhancement
           Systems and Truck-Lite dated July 21, 1997
 10.14**   Form of HomePlug alliance sponsors agreement
 23.1*     Consent of Smith, Mackinnon, Greeley, Bowdoin, Edwards,
           Brownlee & Marks, P.A. (included in Exhibit 5.1)
 23.2**    Consent of Ernst & Young LLP

EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
 23.3**    Consent of Holland & Knight LLP
 24.1***   Power of attorney (included on page II-4)
 27.1***   Financial data schedule


---------------
   * To be filed by amendment.


  ** Filed herewith.



 *** Previously filed.



**** Portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 under the Securities Act.


(b) FINANCIAL STATEMENT SCHEDULE


       Schedule II -- Valuation and Qualifying Accounts


ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ocala, Florida on October 10, 2000.


                                         INTELLON CORPORATION


                                         By: /s/ HORST G. SANDFORT

                                          --------------------------------------
                                             Horst G. Sandfort,
                                             Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                       DATE
                      ---------                                       -----                       ----

                          *                            Chairman of the Board and Director   October 10, 2000
-----------------------------------------------------
                 James E. Vander Mey

                          *                            President and Chief Executive        October 10, 2000
-----------------------------------------------------    Officer (Principal Executive
                  Horst G. Sandfort                      Officer) and Director

                  /s/ BRYAN R. CARR                    Senior Vice-President and Chief      October 10, 2000
-----------------------------------------------------    Financial Officer (Principal
                    Bryan R. Carr                        Financial Officer)

                          *                            Vice-President/Controller            October 10, 2000
-----------------------------------------------------    (Principal Accounting Officer)
                  Caroline T. Davis

                          *                            Director                             October 10, 2000
-----------------------------------------------------
                  Charles E. Harris

                          *                            Director                             October 10, 2000
-----------------------------------------------------
                     Walter Gill

                          *                            Director                             October 10, 2000
-----------------------------------------------------
              Robert C. Ketterson, Jr.

                                                       Director                             October 10, 2000
                          *
-----------------------------------------------------
                  Michael E. Barker

               *By: /s/ BRYAN R. CARR                                                       October 10, 2000
   -----------------------------------------------
                    Bryan R. Carr
                  Attorney-in-fact

                              INTELLON CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                                       BALANCE AT    CHARGED TO                  BALANCE AT
                                                       BEGINNING     COSTS AND                     END OF
DESCRIPTION                                            OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
-----------                                            ----------    ----------    ----------    ----------
                                                                          (IN THOUSANDS)
Year ended December 31, 1997:
  Deducted from asset accounts:
     Allowance for doubtful accounts and sales
       returns.......................................    $ (17)        $ (13)         $ 15         $ (15)
     Inventory reserve...............................      (58)          (80)            0          (138)
                                                         -----         -----          ----         -----
          Total......................................    $ (75)        $ (93)         $ 15         $(153)
                                                         =====         =====          ====         =====
Year ended December 31, 1998:
  Deducted from asset accounts:
     Allowance for doubtful accounts and sales
       return........................................    $ (15)        $ (93)         $  1         $(107)
     Inventory reserve...............................     (138)         (426)          130          (434)
                                                         -----         -----          ----         -----
          Total......................................    $(153)        $(519)         $131         $(541)
                                                         =====         =====          ====         =====
Year ended December 31, 1999:
  Deducted from asset accounts:
     Allowance for doubtful accounts and sales
       return........................................    $(107)        $  (8)         $ (4)        $(119)
     Inventory reserve...............................     (434)           33            51          (350)
                                                         -----         -----          ----         -----
          Total......................................    $(541)        $  25          $ 47         $(469)
                                                         =====         =====          ====         =====
Six months ended June 30, 2000 (unaudited):
  Deducted from asset accounts:
     Allowance for doubtful accounts and sales
       return........................................    $(119)        $  35          $  4         $ (80)
     Inventory reserve...............................     (350)            0             0          (350)
                                                         -----         -----          ----         -----
          Total......................................    $(469)        $  35          $  4         $(430)
                                                         =====         =====          ====         =====

                               INDEX TO EXHIBITS


EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of underwriting agreement
 3.1**     Articles of amendment to restated articles of incorporation
 3.2**     Articles of amendment to restated articles of incorporation
 3.3**     Restated articles of incorporation
 3.4**     Bylaws
 5.1*      Opinion of Smith, Mackinnon, Bowdoin, Edwards, Greeley,
           Bownlee & Marks, P.A.
10.1***    1991 employee incentive option plan
10.2***    1997 directors' stock option plan
10.3****   Prototype development agreement with General Instrument
           Corporation dated August 30, 2000
10.4****   Development and product supply agreement with S3
           Incorporated dated July 19, 2000
10.5****   Purchase order with Phonex Broadband Corporation dated July
           17, 2000
10.6****   Comprehensive development and license agreement with
           Conexant Corporation dated July 2, 1999
10.7****   Development and license agreement with Microsoft Corporation dated September 2, 1998
10.8***    Employment agreement of Horst G. Sandfort dated February 28,
           1997
10.9***    Employment agreement of Bryan R. Carr dated April 22, 1999
10.10***   Employment agreement of James E. Vander Mey dated December
           1, 1997
10.11**    Operating lease for principal executive offices dated August
           16, 2000
10.12**    Confidential agreement between Intellon and Vehicle
           Enhancement Systems dated June 16, 1997
10.13**    Confidential agreement among Intellon, Vehicle Enhancement
           Systems and Truck-Lite dated July 21, 1997
10.14**    Form of HomePlug alliance sponsors agreement
23.1*      Consent of Smith, Mackinnon, Bowdoin, Edwards, Greeley,
           Bownlee & Marks, P.A. (included in Exhibit 5.1)
23.2**     Consent of Ernst & Young LLP
23.3**     Consent of Holland & Knight LLP
24.1**     Power of attorney (included on page II-4)
27.1***    Financial data schedule


---------------

   * To be filed by amendment.



  ** Filed herewith.



 *** Previously filed.



**** Portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 under the Securities Act.